

RECEIVED
2005 FEB 15 A 11:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Hip Interactive Corp.
240 Superior Boulevard
Mississauga, ON L5T 2L2
www.hipinteractive.com

Thomas A. Fenton
Vice-President & General Counsel
tfenton@hipinteractive.com

Tel: 905 362 3760 ex.275
Fax: 905 362 2361

January 17, 2005

VIA REGULAR MAIL


05005767

SUPPL

Office of International Corporate Finance
Division of Corporate Finance, Mail Stop 3-2
Securities and Exchange Commission
#450 – 5th Street Northwest
Washington D.C. 20549
USA

Dear Sir or Madam:

Re: Hip Interactive Corp. SEC File Number 82-34720

Hip Interactive Corp. ("Hip"), a "Foreign Private Issuer" as that term is defined in the *Securities and Exchange Act (1934)* (the "Act"), is a corporation incorporated under the *Business Corporations Act* (Ontario) and a reporting issuer in Canada in the Provinces of Ontario, Manitoba, Quebec and Alberta. The common shares of Hip are listed and posted for trading on The Toronto Stock Exchange under the trading symbol "HP".

Hip has claimed the exemption under Rule 12-g3-2, Reg. 240.12-g3-2 of the Act. Pursuant to Reg. 240.12g3-2(b)(1)(iii), attached please find the documents as listed in Schedule A to this letter.

Please do not hesitate to contact the undersigned should you have any questions regarding this submission.

Yours very truly,

Thomas A. Fenton
Vice-President & General Counsel

Encl.
cc: Kyler Wells, Aird & Berlis LLP, (via email, w/o attachments)



Schedule A
List of Attached Documents

	Document (Attached)	Requirement	Timing
1.	TSX Form 1: Change in Outstanding and Reserved Securities regarding September 2004 dated: **October 1, 2004**	TSX Manual Part VI, Sec. 610.	To be filed with TSX within 10 days after the end of each month in which any change to the number of outstanding or reserved listed securities has occurred.
2.	TSX Form 1: Change in Outstanding and Reserved Securities regarding October 2004 dated: **November 8, 2004**	TSX Manual Part VI, Sec. 610.	To be filed with TSX within 10 days after the end of each month in which any change to the number of outstanding or reserved listed securities has occurred.
3.	TSX Form 1: Change in Outstanding and Reserved Securities regarding November 2004 dated: **December 10, 2004**	TSX Manual Part VI, Sec. 610.	To be filed with TSX within 10 days after the end of each month in which any change to the number of outstanding or reserved listed securities has occurred.
4.	TSX Form 1: Change in Outstanding and Reserved Securities regarding December 2004 dated: **January 10, 2005**	TSX Manual Part VI, Sec. 610.	To be filed with TSX within 10 days after the end of each month in which any change to the number of outstanding or reserved listed securities has occurred.
5.	Confirmation of Mailing **Interim Report regarding Second Quarter of fiscal 2005** dated: **December 17, 2004** date of filing: **December 17, 2004**	This document serves to confirm that certain materials were sent to shareholders on a certain date.	n/a
6.	Interim financial statements: **Second Quarter of fiscal 2005** date of filing: **November 15, 2004**	Required to be filed on SEDAR and sent to shareholders pursuant to OSA secs. 77(1) & 79.	To be filed on SEDAR and sent concurrently to shareholders within 60 days of the end of the 1st, 2nd and 3rd quarters.
7.	Management's Discussion & Analysis: **Second Quarter of fiscal 2005** date of filing: **November 15, 2004**	Required to be filed on SEDAR and sent to shareholders pursuant to OSC Rule 51-501, part 4, 4.1 & 4.3.	To be filed on SEDAR and sent to shareholders concurrently with the filing of interim financial statements (within 60 days of end of 1st, 2nd and 3rd quarters).
8.	Report to shareholder: Interim Financials for **Second Quarter of Fiscal 2005** date of filing: **December 24, 2004**	Required to be filed on SEDAR and sent to shareholders pursuant to OSA secs. 77(1) & 79 and OSC Rule 51-501, part 4, 4.1 & 4.3.	To be filed on SEDAR and sent to shareholders concurrently with the filing of interim financial statements (within 60 days of end of 1st, 2nd and 3rd quarters).
9.	Form 52-109FT2-Certification of Interim Filings during transition period – CFO date of filing: **November 15, 2004**	Part 3 of Multilateral Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings requires both the CEO and CFO to sign and file this certification form in respect of the interim financial statements of the issuer.	These certificates are to be filed concurrently with the filing of the related interim financial statements.



	Document (Attached)	Requirement	Timing
10.	Form 52-109FT2-Certification of Interim Filings during transition period – CEO date of filing: **November 15, 2004**	Part 3 of Multilateral Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings requires both the CEO and CFO to sign and file this certification form in respect of the interim financial statements of the issuer.	These certificates are to be filed concurrently with the filing of the related interim financial statements.
11.	Material Change Report Date of filing: **November 12, 2004**	Press release required to be issued and Material Change Report (Form 51-102F3) required to be filed on SEDAR pursuant to OSA section 75; NI 51-102, Part 7, s. 7.1; TSX Manual, s. 408.	Issuer is required to issue press release forthwith disclosing the material change and file on SEDAR a material change report as soon as practicable and in any event within 10 days of the date on which the change occurs.
12.	Press Release: Hip Gear™ Announces Full Line of Accessories for Nintendo DS date of filing: **September 30, 2004**	Material Information required to be filed on SEDAR pursuant to TSX Manual sec. 408.	To be filed on SEDAR forthwith upon the information becoming known to management, or in the case of information previously known, forthwith upon it becoming apparent that the information is material.
13.	Press Release: Playboy: The Mansion Video Game Reaches Beta Status date of filing: **October 13, 2004**	Material Information required to be filed on SEDAR pursuant to TSX Manual sec. 408.	To be filed on SEDAR forthwith upon the information becoming known to management, or in the case of information previously known, forthwith upon it becoming apparent that the information is material.
14.	Press Release: Fear Factor: Unleashed Coming to a Game Boy Advance date of filing: **October 21, 2004**	Material Information required to be filed on SEDAR pursuant to TSX Manual sec. 408.	To be filed on SEDAR forthwith upon the information becoming known to management, or in the case of information previously known, forthwith upon it becoming apparent that the information is material.
15.	Press Release: Hip Interactive Corp. Announces Addition to Senior Management Team date of filing: **October 28, 2004**	Material Information required to be filed on SEDAR pursuant to TSX Manual sec. 408.	To be filed on SEDAR forthwith upon the information becoming known to management, or in the case of information previously known, forthwith upon it becoming apparent that the information is material.
16.	Press Release: Hip Interactive Corp. Announces Hip Coin™ Named Exclusive North American Distributor for Certain Universal Space Video Game (Canada) Ltd. Products date of filing: **November 3, 2004**	Material Information required to be filed on SEDAR pursuant to TSX Manual sec. 408.	To be filed on SEDAR forthwith upon the information becoming known to management, or in the case of information previously known, forthwith upon it becoming apparent that the information is material.



	Document (Attached)	Requirement	Timing
17.	Press Release: Hip Interactive Corp. Notification of Second Quarter Results with Conference Call and Webcast date of filing: **November 9, 2004**	Material Information required to be filed on SEDAR pursuant to TSX Manual sec. 408.	To be filed on SEDAR forthwith upon the information becoming known to management, or in the case of information previously known, forthwith upon it becoming apparent that the information is material.
18.	Press Release: Hip Interactive Corp. Announces Completion of $16 Million Private Placement date of filing: **November 10, 2004**	Material Information required to be filed on SEDAR pursuant to TSX Manual sec. 408.	To be filed on SEDAR forthwith upon the information becoming known to management, or in the case of information previously known, forthwith upon it becoming apparent that the information is material.
19.	Press Release: Hip Interactive Corp. Announces Second Quarter Results for Fiscal 2005 date of filing: **November 15, 2004**	Material Information required to be filed on SEDAR pursuant to TSX Manual sec. 408.	To be filed on SEDAR forthwith upon the information becoming known to management, or in the case of information previously known, forthwith upon it becoming apparent that the information is material.
20.	Press Release: Hip Interactive Corp. Announces a New Era in Immersive Real-Time Strategy Games date of filing: **November 24, 2004**	Material Information required to be filed on SEDAR pursuant to TSX Manual sec. 408.	To be filed on SEDAR forthwith upon the information becoming known to management, or in the case of information previously known, forthwith upon it becoming apparent that the information is material.
21.	Press Release: Hip Interactive Corp. Appoints New Chair of its Board of Directors date of filing: **November 25, 2004**	Material Information required to be filed on SEDAR pursuant to TSX Manual sec. 408.	To be filed on SEDAR forthwith upon the information becoming known to management, or in the case of information previously known, forthwith upon it becoming apparent that the information is material.
22.	Press Release: Hip Interactive and Living Dead Productions Limited Partner to Revolutionize Horror Video Games with New Series: George A. Romero Presents date of filing: **December 15, 2004**	Material Information required to be filed on SEDAR pursuant to TSX Manual sec. 408.	To be filed on SEDAR forthwith upon the information becoming known to management, or in the case of information previously known, forthwith upon it becoming apparent that the information is material.
23.	Press Release: Hip Interactive Corp. Announces Highly Anticipated Lifestyle-Simulation Game, Playboy: The Mansion, Goes Gold date of filing: **January 14, 2005**	Material Information required to be filed on SEDAR pursuant to TSX Manual sec. 408.	To be filed on SEDAR forthwith upon the information becoming known to management, or in the case of information previously known, forthwith upon it becoming apparent that the information is material.

FORM: 1 | Company Name: HIP INTERACTIVE CORP. Stock Symbol: HP

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance		**63,868,066**
ADD:	Stock Options Exercised	0	
	Share Purchase Plan	n/a	
	Dividend Reinvestment Plan	n/a	
	Exercise Warrants	nil	
	Private Placement	nil	
	Conversion	nil	
	Other Issuance:	nil	
SUBTRACT:	Issuer Bid Purchase	nil	
	Redemption	nil	
	Other Cancellation (provide description):	nil	
	Closing Issued and Outstanding Share Balance		**63,868,066**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not canceling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

A.

Share Purchase Plans and / or Agreement(s)	# of Shares	Balance
NAME OF PROGRAM: N/A		
Opening Reserve for Share Purchase Plan / Agreement		
Additional Shares Listed Pursuant to the Plan (ADD)		
Shares Issued from Treasury (SUBTRACT)		
Closing Reserve for Share Purchase Plan		

B.

Dividend Reinvestment Plan (DRIP) — for shareholders	# of Shares	Balance
NAME OF PROGRAM: N/A		
Opening Reserve for Dividend Reinvestment Plan		
Additional Shares Listed Pursuant to the Plan (ADD)		
Shares Issued (SUBTRACT)		
Closing Reserve for Dividend Reinvestment Plan		

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS				
C. Stock Option Plan and / or Agreement				
NAME OF PROGRAM: **HIP INTERACTIVE STOCK OPTION PLAN**				
Stock Options Outstanding — Opening Balance				**4,247,406**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	**0**

Options Exercised: (SUBTRACT)

Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	Number
			SUBTOTAL	**nil**

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
			SUBTOTAL	**nil**

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT)

If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc/Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
September 10/04	Paul Brenden	Aug. 13/02	Aug. 13/07	$0.60	2,000
September 10/04	Paul Brenden	Feb. 7/03	Feb. 7/08	$0.89	3,000
				SUBTOTAL	**5,000**
Stock Option Outstanding — Closing Balance					**4,242,406**

	RESERVED FOR SHARE COMPENSATION ARRANGEMENTS		
D.	**Shares Reserved (for Stock Option Plan)**		
	NAME OF PROGRAM: **HIP INTERACTIVE STOCK OPTION PLAN**	# of Shares	Balance
	Opening Share Reserve Balance at beginning of period		4,529,433
	Additional shares Listed Pursuant to the Plan (ADD)	2,000,000	
	Stock Options Exercised (SUBTRACT)	0	
	Stock Appreciation Rights (SUBTRACT)	0	
	Closing Share Reserve Balance at end of period		**6,529,433**

All information reported in this Form is for the month of September 2004.

Filed on behalf of the Company by: (please enter name and direct phone or email)	
NAME	JENNIFER LEE
PHONE / EMAIL	905-362-3760 ex.277 jlee@hipinteractive.com
DATE	October 1, 2004

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Hip Interactive Corp.
Symbol :	HP
Reporting Period:	10/01/2004 - 10/31/2004

Summary

Issued & Outstanding Opening Balance :	63,868,066	As at :	10/31/2004
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	63,868,066		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Jennifer Lee
Phone:	905-362-3760 Ext. 277
Email:	jlee@hipinteractive.com
Submission Date:	11/08/2004 08:37:53
Last Updated:	11/08/2004 08:37:10

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer : Hip Interactive Corp.
Symbol : HP
Reporting Period: 11/01/2004 - 11/30/2004

Summary

Issued & Outstanding Opening Balance :	63,868,066	As at :	11/01/2004

Effect on Issued & Outstanding Securities

Stock Option Plan	500
Other Issuances and Cancellations	14,814,815
Issued & Outstanding Closing Balance :	78,683,381

Stock Option Plan

Stock Options Outstanding Opening Balance: **4,242,406** As at : 11/01/2004

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
11/11/2004	N	472,000			
11/22/2004	N	350,000			
11/23/2004	N	25,000			
11/23/2004	N		500		
Totals		847,000	500	0	0

Stock Options Outstanding Closing Balance: **5,088,906** As at : 11/30/2004

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
11/10/2004	Private Placement	14,814,815
Totals		14,814,815

Filed on behalf of the Issuer by:

Name: Jennifer Lee
Phone: 905-362-3760 Ext. 277
Email: jlee@hipinteractive.com
Submission Date: 12/10/2004 09:11:12
Last Updated: 12/10/2004 08:51:32

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Hip Interactive Corp.
Symbol :	HP
Reporting Period:	12/01/2004 - 12/31/2004

Summary

Issued & Outstanding Opening Balance :	78,683,381	As at :	12/01/2004

	Effect on Issued & Outstanding Securities
Stock Option Plan	149,250
Other Issuances and Cancellations	0
Issued & Outstanding Closing Balance :	78,832,631

Stock Option Plan

Stock Options Outstanding Opening Balance:	**5,088,906**	As at :	12/01/2004

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
12/10/2004	N			103,000	
12/01/2004	N		11,000		
12/06/2004	N		7,500		
12/07/2004	N		19,750		
12/08/2004	N		6,000		
12/09/2004	N		100,000		
12/10/2004	N		5,000		
Totals		0	149,250	103,000	0

Stock Options Outstanding Closing Balance:	**4,836,656**	As at :	12/31/2004

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Jennifer Lee
Phone:	905-362-3760 Ext. 277
Email:	jlee@hipinteractive.com
Submission Date:	01/10/2005 15:10:37
Last Updated:	01/10/2005 15:02:09

SEC FILE NUMBER 82-34720


RECEIVED
2005 FEB 15 A 11:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE
EQUITY
TRANSFER SERVICES

Lori Thompson
Officer, Client Services
Telephone: 416.361.0930 ext.243
lthompson@equitytransfer.com

VIA ELECTRONIC TRANSMISSION

December 17, 2004

Dear Sir or Madam:

RE: **HIP Interactive Corp**
CUSIP: **404194102**

We confirm that the Interim Financial Statements for the second quarter and the six (6) months ended September 30, 2004, and the Management Discussion and Analysis for the quarter ended September 30, 2004, were mailed to those shareholders on the supplemental mailing list on December 15, 2004.

Yours Truly,

EQUITY TRANSFER SERVICES INC.

Per:

L. Thompson

Form 52-109FT2

CERTIFICATE OF INTERIM FILINGS DURING TRANSITION PERIOD

I, **Peter Lee, the Chief Financial Officer of HIP INTERACTIVE CORP.**, certify that:

1. I have reviewed the interim filings (as the term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Hip Interactive Corp.** (the issuer) for the interim period ending **September 30, 2004**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 15, 2004

"Peter Lee"
Peter Lee
Chief Financial Officer

::ODMA\PCDOCS\DOCS\1793525\1

Form 52-109FT2

CERTIFICATE OF INTERIM FILINGS DURING TRANSITION PERIOD

I, **Arindra Singh, the Chief Executive Officer of HIP INTERACTIVE CORP.**, certify that:

1. I have reviewed the interim filings (as the term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Hip Interactive Corp.** (the issuer) for the interim period ending **September 30, 2004**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 15, 2004

"Arindra Singh"
Arindra Singh
Chief Executive Officer

::ODMA\PCDOCS\DOCS\1793517\1

FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1 **Name and Address of Company (Reporting Issuer):**

Hip Interactive Corp.
240 Superior Drive
Mississauga, Ontario
L5T 2L2

ITEM 2 **Date of Material Change:**

November 10, 2004

ITEM 3 **News Release:**

The Company issued a press release on Wednesday, November 10, 2004.

ITEM 4 **Summary of Material Change:**

The Company announced that it had completed a private placement of 14,814,815 common shares raising gross proceeds of $16 million. All common shares of the offering were subscribed by Crescendo Partners II L.P. Series W. Crescendo Partners is an investment management firm based in New York. A copy of the full text of the release is attached as Schedule "A" hereto.

ITEM 5 **Full Description of Material Change:**

On Wednesday, November 10, 2004, Hip Interactive Corp. ("Hip" or the "Corporation"), announced that it had completed a private placement of 14,814,815 common shares raising gross proceeds of $16 million. All common shares of the offering were subscribed by Crescendo Partners II L.P. Series W. Crescendo Partners is an investment management firm based in New York.

In conjunction with closing, Eric Rosenfeld, President and Chief Executive Officer of Crescendo Partners L.P., has been appointed a member of the Board of Directors of the Corporation. Mr. Rosenfeld is a director of many companies in which Crescendo has invested including AD OPT Technologies, Inc., Sierra Systems Group Inc., BCE Emergis Inc. and CPI Aerostructures, Inc. Mr. Rosenfeld also served as Chairman of the Board of Spar Aerospace Limited from 1999 through 2001. He is a regular guest lecturer at Columbia Business School and has served on numerous panels at Queen's University Business Law School Symposia and McGill Law School. He received an MBA from Harvard University.

TD Securities Inc. acted as financial advisor to the Corporation in connection with the financing. The net proceeds from the financing will substantially

enhance the Corporation's balance sheet and will be used to fund investments in Hip's two strategic businesses - *Hip Games*™ and *Hip Gear*™.

ITEM 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not Applicable

ITEM 7 Omitted Information:

Not Applicable

ITEM 8 Executive Officer:

Mr. Arindra Singh
President and Chief Executive Officer
Hip Interactive Corp.
240 Superior Drive
Mississauga, ON
L5T 2L2
Telephone: (905) 362-3760

ITEM 9 Date of Report:

November 12, 2004

ITEM 10 Statement of Senior Officer:

Not Applicable

The foregoing accurately discloses the material change referred to herein.

DATED at Mississauga, in the Province of Ontario, this 12th day of November, 2004.

"Arindra Singh"
Arindra Singh
President and Chief Executive Officer

Schedule "A"

FOR IMMEDIATE RELEASE **November 10, 2004**

HIP INTERACTIVE CORP. ANNOUNCES COMPLETION OF $16 MILLION PRIVATE PLACEMENT

Hip Interactive Corp. (TSX:HP), Canada's leading provider of electronic entertainment, including video games, PC games, accessories and movies, announced today that it has completed a private placement of 14,814,815 common shares raising gross proceeds of $16 million. All common shares of the offering were subscribed by Crescendo Partners II L.P. Series W. Crescendo Partners is an investment management firm based in New York.

In conjunction with closing, Eric Rosenfeld, President and Chief Executive Officer of Crescendo Partners L.P., has been appointed a member of the Board of Directors of the Corporation. Mr. Rosenfeld is a director of many companies in which Crescendo has invested including AD OPT Technologies, Inc., Sierra Systems Group Inc., BCE Emergis Inc. and CPI Aerostructures, Inc. Mr. Rosenfeld also served as Chairman of the Board of Spar Aerospace Limited from 1999 through 2001. He is a regular guest lecturer at Columbia Business School and has served on numerous panels at Queen's University Business Law School Symposia and McGill Law School. He received an MBA from Harvard University.

TD Securities Inc. acted as financial advisor to the Corporation in connection with the financing. The net proceeds from the financing will substantially enhance the Corporation's balance sheet and will be used to fund investments in Hip's two strategic businesses - *Hip Games*™ and *Hip Gear*™.

Arindra Singh, President and CEO of Hip Interactive, commented, "We are delighted to have completed this financing with Crescendo Partners L.P. and equally delighted to have Eric Rosenfeld appointed to our Board. He has played a key role creating shareholder value in many companies he has invested in. We believe this financing gives us the resources to pursue effectively the Corporation's significant growth opportunities."

Eric Rosenfeld commented "I am very excited to have the opportunity to work with Hip Interactive to create shareholder value. We like the long-term prospects of the video game industry and we are thrilled to partner with a great management team led by Arindra".

About Hip Interactive

Hip Interactive (www.hipinteractive.com) is a leading provider of electronic entertainment products, including PC and video games, movies, video arcade games, and proprietary games, branded as Hip Games™, and accessories, branded as Hip Gear™. The Company distributes all first party products, including Sony, Microsoft and Nintendo hardware, software and accessories, as well as third party licensed video game software. With offices across North America and in Europe, Hip uses its distribution business to leverage into higher margin, higher growth areas of the electronic entertainment industry, such as licensing, publishing and its proprietary games and accessories. Hip Interactive trades on The Toronto Stock Exchange under the trading symbol "HP".

-30-

This document may contain forward-looking statements, relating to the Company's operations or to the environment in which it operates, which are based on Hip Interactive's operations, estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, and/or are beyond Hip Interactive's control. A number of important factors could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. These factors include those set forth in other public filings. Consequently, readers should not place any undue reliance on such forward looking statements. Hip Interactive disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information on Hip Interactive Corp.

Please contact Jennifer Lee at Hip Interactive Corp.
PHONE: (905) 362-3760 ext. 277; FAX: (905) 362-2361; EMAIL: jlee@hipinteractive.com

::ODMA\PCDOCS\DOCS\1791771\1

FOR IMMEDIATE RELEASE **SEPTEMBER 30, 2004**

HIP GEAR™ ANNOUNCES FULL LINE OF ACCESSORIES FOR NINTENDO DS

Toronto, ON – Hip Gear™, a division of Hip Interactive Corp. and Canada's largest third party accessories provider, today announced its full line of accessories for the new Nintendo DS™ console system, which will launch in North America in November 2004. Hip Gear™ will be shipping the line to retailers across North America in time for the busy holiday season.

"We are really keyed up about our new line-up of accessories for Nintendo's DS," said Arindra Singh, President and Chief Executive Officer of Hip Interactive. "Experts are already expecting the DS to sell like wildfire, not only on the strength of Nintendo's first-party titles, but also because of the DS' unique dual-screen, touch screen/stylus, wireless and voice activation capabilities."

Hip Gear™ is launching all the essential accessories – fun and stylish carrying cases, screen protectors, stylus pens to take full advantage of the touch screen feature, adapters and headphones. These high quality products will enhance any gamer's DS playing experience.

About Hip Gear™

Hip Gear™ video game accessories (www.hipgearproducts.com) are designed to blend innovation and creativity. Created from the consumer's desires, Hip Gear™ provides high quality, value-priced accessories for all leading game consoles. Hip Gear™ is carried in Europe and throughout North America in leading video game retailers. In addition, Hip creates private label accessories and game/accessory bundles for a number of national and international retailers.

About Hip Interactive

Hip Interactive (www.hipinteractive.com) is a leading provider of electronic entertainment products, including PC and video games, movies, video arcade games, and proprietary games, branded as Hip Games™, and accessories, branded as Hip Gear™. The Company distributes all first party products, including Sony, Microsoft and Nintendo hardware, software and accessories, as well as third party licensed video game software. With offices across North America and in Europe, Hip uses its distribution business to leverage into higher margin, higher growth areas of the electronic entertainment industry, such as licensing, publishing and its proprietary games and accessories. Hip Interactive trades on The Toronto Stock Exchange under the trading symbol HP.

-30-

For more information on Hip Gear™ or Hip Interactive Corp.
Please contact Jennifer Lee at Hip Interactive Corp.
PHONE: (905) 362-3760 ext. 277; FAX: (905) 362-2361; EMAIL: jlee@hipinteractive.com

FOR IMMEDIATE RELEASE **OCTOBER 13, 2004**

PLAYBOY: THE MANSION VIDEO-GAME REACHES BETA STATUS
Allows Players To Virtually Live The Playboy Lifestyle

Hip Interactive's (TSX:HP) wholly-owned subsidiary, ARUSH Publishing, in conjunction with Groove Games, today announced that the highly-anticipated video-game release, *Playboy: The Mansion* has achieved beta status. A lifestyle simulation game that allows players to virtually assume the role of Playboy visionary Hugh Hefner, *Playboy: The Mansion* offers gamers unsurpassed freedom in simulating building the Playboy business and publishing Playboy Magazine. Developed by Cyberlore Studios for the PlayStation®2, the Xbox® video game system from Microsoft and PC, *Playboy: The Mansion* is rated M for Mature by the ESRB and is slated to launch during the first quarter of 2005.

"We are thrilled with the progress of the game as we reach beta and look forward to giving gamers the perfect cure for the post-holiday blues with a launch in early 2005," said Jim Perkins, President of ARUSH Publishing. "*Playboy: The Mansion* is a glamorous, fun take on the simulation genre and will capture the imagination of those who have dreamed of stepping into Hef's shoes."

Playboy: The Mansion allows players to virtually live the charmed life of Hugh Hefner, throwing celebrity-packed parties and interacting with the most beautiful women in the world. Through the game, they can control every aspect of Playboy Magazine, calling the shots on major business moves and directing photo shoots, all from the comfort of a customizable interpretation of the world-famous Playboy Mansion. As players' influence and bank accounts grow, they will be able to unlock decades of photo shoots and magazine covers straight from the Playboy vault as inspiration for fulfilling Hef's vision of building Playboy into the most successful men's monthly magazine in the world.

For more information about *Playboy: The Mansion*, please visit www.PlayHef.com.

About Playboy Enterprises, Inc.

Playboy Enterprises is a brand-driven, international multimedia entertainment company that publishes editions of *Playboy* magazine around the world; operates Playboy and Spice television networks and distributes programming via home video and DVD globally; licenses the Playboy and Spice trademarks internationally for a range of consumer products and services; and operates *Playboy.com*, a leading men's lifestyle and entertainment Web site.

About Cyberlore Studios

Based in Northampton, Massachusetts, Cyberlore Studios, Inc. has been creating great, award-winning games for over a decade. Cyberlore's mission is to create games that focus on providing fun and innovative play. The company also values its employees, offering them an open, healthy and fun workplace along with great benefits. For more information about Cyberlore Studios and their games, please visit their website at www.cyberlore.com.

About Groove Games

Headquartered in Toronto, Canada, Groove Games is a global publisher of interactive entertainment software. Groove partners with leading developers to deliver great games for avid gamers everywhere. In addition to co-publishing Playboy: The Mansion, Groove is currently publishing Digital Extremes' cutting-edge new first-person shooter, Pariah which will release on PC and Xbox this winter. To see all of Groove's current and upcoming titles visit www.groovegames.com.

About ARUSH Publishing

Based in Scottsdale, Ariz., ARUSH Publishing, a wholly owned subsidiary of Hip Interactive Corp., is a worldwide publisher of interactive entertainment software for personal computers and advanced entertainment consoles. ARUSH publishes PC and console video games for sale in retail outlets and on the

Internet. The Company's current projects include *Playboy: The Mansion*™ and *Fear Factor: Unleashed*™. For more information, please visit www.ArushGames.com.

About Hip Interactive

Hip Interactive (www.hipinteractive.com) is a leading provider of electronic entertainment products, including PC and video games, movies, video arcade games, and proprietary games, branded as Hip Games™, and accessories, branded as Hip Gear™. The Company distributes all first party products, including Sony, Microsoft and Nintendo hardware, software and accessories, as well as third party licensed video game software. With offices across North America and in Europe, Hip uses its distribution business to leverage into higher margin, higher growth areas of the electronic entertainment industry, such as licensing, publishing and its proprietary games and accessories. Hip Interactive trades on The Toronto Stock Exchange under the trading symbol "HP".

Xbox is a registered trademark of Microsoft Corporation in the United States and/or other countries.

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CONTACTS:

For Hip Interactive Corp.
Media for *Playboy: The Mansion*™ – Eddiemae Jukes for ARUSH Publishing
TEL: 415-777-4000; EMAIL: eddiemae@kohnkecomm.com
Investor Relations – Jennifer Lee, Director of Corporate Communications at Hip Interactive
TEL: 905-362-3760; EMAIL: jlee@hipinteractive.com

For Playboy Enterprises
Lorna Donohoe
TEL: 212 261 5000 ext 3220; EMAIL: ldonohoe@playboy.com

FOR IMMEDIATE RELEASE **OCTOBER 21, 2004**

Fear Factor: Unleashed™ Coming To Game Boy® Advance Exciting New Game Based on NBC's Hit Reality Series To Hit Retail Shelves November 20

Toronto, ON, – Hip Interactive Corp.'s wholly owned subsidiary, ARUSH Publishing along with NBC Universal Television Distribution, Endemol USA and Playentertainment, LLP are teaming up to distribute ***Fear Factor: Unleashed***™ for Game Boy® Advance, an exciting new multi-player game based on the hit NBC reality series *Fear Factor.* Developed by DC Studios, ***Fear Factor: Unleashed*** will hit retail shelves in North America on November 20, 2004. Joy Tashjian Marketing Group helped broker the deal.

The game puts the player inside the action of the hit TV show, and features 12 spine-tingling stunts that will test gamers' steadiness, stomachs and nerve. Players can choose to play ***Fear Factor: Unleashed*** single player mode, where they will face five other competitors in an intense three-challenge contest to crown a winner. They can also play other custom single player modes or set up profiles for six friends and challenge each other in several party-style multiplayer modes.

"This is a great GBA product," said Jim Perkins, President of ARUSH Publishing. "***Fear Factor: Unleashed*** allows you to test your nerve and resolve in a variety of challenges, just like the TV show. With the engaging single player scenario and exciting multiplayer modes, you and your friends will find out if fear is a factor for you."

Larry Meyers, Managing partner of Playentertainment says, "With more and more kids watching Fear Factor on TV, this game gives them a perfect outlet for experiencing the fantasy and excitement of being in the show. With its many levels of play, ***Fear Factor: Unleashed*** should create longevity in the game equivalent with that of the TV show itself."

"The game play is unique and very *Fear Factor,*" says Elizabeth Sherman, Vice President New Media for Endemol USA, the show's producer. "Your character is assigned a phobia that impacts how well you complete a specific game stunt. There's even a virtual vomit meter and a walk of shame."

"***Fear Factor: Unleashed*** will surely be at the top of children's must-have lists this holiday season," says Kim Niemi, Senior Vice President of Video, Music and Product Development, NBC Universal Television Distribution. "This is just another example of how powerful the ***Fear Factor*** brand truly is."

Fear Factor: Unleashed also features several full motion video sequences and offers multiple difficulty levels. A variety of scoring systems and team vs. team options also help enhance replayability. For more information on the game, or to request a copy for review, please contact Donald Case at 480-609-8665 x203 or donald@arushgames.com.

About NBC Universal Television Distribution

NBC Universal is a leader in providing entertainment programming to the domestic and international marketplaces. It's NBC Universal Television Distribution division is responsible for the global distribution of NBC Universal product to all forms of television throughout the world. This includes distribution of current and library film and television product, including formats and non-scripted programming, in the pay, free, and basic markets, as well as the domestic syndication of first-run syndicated TV programs and theatrical and TV movie packages.

About Endemol USA

Endemol USA is a leading producer of television programming specializing in reality and non-scripted genres for network and cable television. The company produces the break-out hits "Fear Factor," "Extreme

Makeover Home Edition" and "Big Brother." Endemol USA is a division of Endemol Holding, a prominent international content developer, producer and distributor of television, mobile and online programming. The company, headquartered in the Netherlands, has subsidiaries and joint ventures in twenty-two countries, including the major European markets, the U.S., South Africa, Argentina, Brazil, Mexico and Australia. Endemol USA is a fully owned subsidiary of telecommunications giant Telefónica S.A., one of the largest companies in Spain.

About Playentertainment, LLP
Based in Scottsdale, Ariz., Playentertainment, LLP is a recognized publisher of brand-name entertainment based interactive software that can be used on a variety of game platforms and operating systems. Current game releases include *Fear Factor Unleashed*™ and *Next Action Star*™ based on two NBC blockbuster reality series. In addition, Playentertainment recently signed an interactive agreement with National Lampoon. In 2005, Playentertainment will make its foray into the home entertainment market with a commemorative DVD collectors release "*Five Decades of Playboy*™" giving audiences an unprecedented look at a rich source of archival material based on one of the worlds most recognizable and treasured brands. Visit our website at: www.playint.com

About ARUSH Publishing
Based in Scottsdale, Ariz., ARUSH Publishing, a wholly owned subsidiary of Hip Interactive Corp., is a worldwide publisher of interactive entertainment software for personal computers and advanced entertainment consoles. ARUSH publishes PC and console video games for sale in retail outlets and on the Internet. The Company's current projects include *Playboy: The Mansion*™ and *Fear Factor: Unleashed*™. For more information, please visit www.ArushGames.com.

About Hip Interactive Corp.
Hip Interactive (www.hipinteractive.com) is a leading provider of electronic entertainment products, including PC and video games, movies, video arcade games, and proprietary games, branded as Hip Games™, and accessories, branded as Hip Gear™. The Company distributes all first party products, including Sony, Microsoft and Nintendo hardware, software and accessories, as well as third party licensed video game software. With offices across North America and in Europe, Hip uses its distribution business to leverage into higher margin, higher growth areas of the electronic entertainment industry, such as licensing, publishing and its proprietary games and accessories. Hip Interactive trades on The Toronto Stock Exchange under the trading symbol "HP".

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Contacts:
For Hip Interactive Corp.
Investor Relations: Jennifer Lee, Hip Interactive Corp.
TEL: 905-362-3760 ext. 277; EMAIL: jlee@hipinteractive.com

Media Relations for *Fear Factor: Unleashed*: Donald Case, ARUSH Publishing
TEL: 480-609-8665, ext. 203; EMAIL: donald@arushgames.com

For Endemol USA
Melissa Armstrong, Bragman Nyman Cafarelli
TEL: 310-854-4800, ext. 309; EMAIL: marmstrong@bncpr.com

For Playentertainment, LLP
Larry Meyers, Playentertainment, LLP
TEL: 480-657-0600; EMAIL: larrym@playint.com

For NBC Universal Television Distribution
Christine DeJoy, NBC Universal Television Distribution
TEL: 818-777-3233; EMAIL: Christine.dejoy@nbc.com

FOR IMMEDIATE RELEASE **OCTOBER 28, 2004**

HIP INTERACTIVE CORP. ANNOUNCES ADDITION TO SENIOR MANAGEMENT TEAM

Hip Interactive Corp. (TSX:HP), Canada's leading provider of electronic entertainment, including video games, PC games, accessories and movies, announced today that Garry M. Wood has been appointed Hip's Executive Vice-President & General Manager of Canadian Distribution effective November 22, 2004. He will be responsible for all aspects of Canadian Distribution including video games, PC games and movies.

Mr. Wood brings to Hip a wealth of experience in operational and strategic management. Mr. Wood's experience spans 20 years with Loeb, Grand & Toy, Rogers/AT&T (Cantel), Budget Car & Truck Rental and Bell Canada. Most recently, from 2000 to 2004, Mr. Wood was the President and Chief Executive Officer for Bell Distribution, Inc. ("BDI"), a wholly-owned subsidiary of BCE. As head of BDI, Mr. Wood had full executive, operating and financial responsibilities for the retail banners that included the Bell World, Espace Bell and Bell Mobility stores. Mr. Wood also managed the sales and service of Bell consumer products to national and regional retailers.

"We are very pleased that Garry has agreed to join our team," Arindra Singh, President and Chief Executive Officer of Hip commented. "Garry's senior operating experience, proven track record and people skills will contribute significantly to Hip Interactive."

About Hip Interactive

Hip Interactive (www.hipinteractive.com) is a leading provider of electronic entertainment products, including PC and video games, movies, video arcade games, and proprietary games, branded as Hip Games™, and accessories, branded as Hip Gear™. The Company distributes all first party products, including Sony, Microsoft and Nintendo hardware, software and accessories, as well as third party licensed video game software. With offices across North America and in Europe, Hip uses its distribution business to leverage into higher margin, higher growth areas of the electronic entertainment industry, such as licensing, publishing and its proprietary games and accessories. Hip Interactive trades on The Toronto Stock Exchange under the trading symbol "HP".

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For more information on Hip Interactive Corp.
Please contact Jennifer Lee at Hip Interactive Corp.
PHONE: (905) 362-3760 ext. 277; FAX: (905) 362-2361; EMAIL: jlee@hipinteractive.com

RECEIVED
2005 FEB 15 A 11:22

FOR IMMEDIATE RELEASE **November 3, 2004**

HIP INTERACTIVE CORP. ANNOUNCES HIP COIN™ NAMED EXCLUSIVE NORTH AMERICAN DISTRIBUTOR FOR CERTAIN UNIVERSAL SPACE VIDEO GAME (CANADA) LTD. PRODUCTS

Hip Interactive Corp. (TSX:HP), Canada's leading provider of electronic entertainment, including video games, PC games, accessories and movies, announced today that Hip Coin™, its coin-operated amusement division, entered into an exclusive distribution agreement with Universal Space Video Game (Canada) Ltd., a Chinese-based manufacturer of amusement products. The agreement entered into by Hip Coin™ gives it North American exclusivity on a number of amusement products manufactured by Universal Space, which products are labelled "UNIS". Specifically, Hip Coin™ will have the exclusive North American distribution rights to such products as the *'Ocean Carousel'* merry-go-round kiddie ride, the *'Winning Shot'* prize redemption game and *'Bear Train Express'*, a kiosk-based unit that creates stuffed animals and supplies the accessories for the finished product.

Joe Khoury, General Manager for Hip Coin™, stated, "These products from Universal are unique and present a great opportunity for the family entertainment industry as a whole."

Louis Lu, President of Universal Space, commented, "We are delighted to have engaged Hip Coin™ as our exclusive distributor for several of our UNIS product lines in North America. Hip Coin™ has the industry expertise and distribution relationships which we know will provide a long, productive relationship."

About Universal Space

Universal Space Video Game (www.universal-space.com) is a leading international manufacturer of Amusement Machines. Universal Space currently has over 1/4 million square feet of manufacturing space with offices in Hong Kong, Japan and Canada. Universal Space's core business focuses on manufacturing products for the Family Entertainment Centers and continues to expand on Game Design, Research and Development departments to come up with new titles each year for the Amusement Industry.

About Hip Coin

Hip Coin™ manages coin-operated kiddie rides and a full complement of coin-operated amusement and redemption machines in various movie theatres and location-based entertainment facilities across Canada and the U.S. Hip Coin™ also rents and distributes coin-operated machines and is a distributor for major manufacturers including Global VR, Rowe International, Smart Industries, Ice, Sega, Namco, Fantasy Entertainment and JVL Corporation.

About Hip Interactive

Hip Interactive (www.hipinteractive.com) is a leading provider of electronic entertainment products, including PC and video games, movies, video arcade games, and proprietary games, branded as Hip Games™, and accessories, branded as Hip Gear™. The Company distributes all first party products, including Sony, Microsoft and Nintendo hardware, software and accessories, as well as third party licensed video game software. With offices across North America and in Europe, Hip uses its distribution business to leverage into higher margin, higher growth areas of the electronic entertainment industry, such as licensing, publishing and its proprietary games and accessories. Hip Interactive trades on The Toronto Stock Exchange under the trading symbol "HP".

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For more information on Hip Interactive Corp.
Please contact Jennifer Lee at Hip Interactive Corp.
PHONE: (905) 362-3760 ext. 277; FAX: (905) 362-2361; EMAIL: jlee@hipinteractive.com

FOR IMMEDIATE RELEASE **November 9, 2004**

HIP INTERACTIVE CORP. NOTIFICATION OF SECOND QUARTER RESULTS WITH CONFERENCE CALL AND WEBCAST

Hip Interactive Corp. (TSX:HP), Canada's leading provider of electronic entertainment, including video games, PC games, accessories and movies, today announced it will release its second quarter results for fiscal 2005 before market opens on Monday, November 15, 2004.

In conjunction with the release, Hip will host an investor conference call and webcast at 10:00 a.m. (Toronto time) on Monday, November 15, 2004 to review the Company's financial results. Listeners can call 416-640-1907 (local) or 800-814-4861 (long distance). The webcast will be available on Hip's website (www.hipinteractive.com - media - upcoming). A replay of the call will be available one hour after the call until midnight on November 22, 2004. To access the replay, call 416-640-1917 – passcode 21100869#. The webcast will be available for 30 days following the live call.

For the conference call, please call five minutes in advance to ensure that you are connected. Questions and answers will be taken only from participants on the conference call. For the webcast, please allow 15 minutes to register and download and install any necessary software.

About Hip Interactive

Hip Interactive (www.hipinteractive.com) is a leading provider of electronic entertainment products, including PC and video games, movies, video arcade games, and proprietary games, branded as Hip Games™, and accessories, branded as Hip Gear™. The Company distributes all first party products, including Sony, Microsoft and Nintendo hardware, software and accessories, as well as third party licensed video game software. With offices across North America and in Europe, Hip uses its distribution business to leverage into higher margin, higher growth areas of the electronic entertainment industry, such as licensing, publishing and its proprietary games and accessories. Hip Interactive trades on The Toronto Stock Exchange under the trading symbol HP.

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Hip Interactive Contacts
For investor and media inquiries, please contact:
investorrelations@hipinteractive.com or mediarelations@hipinteractive.com

FOR IMMEDIATE RELEASE **November 10, 2004**

HIP INTERACTIVE CORP. ANNOUNCES COMPLETION OF $16 MILLION PRIVATE PLACEMENT

Hip Interactive Corp. (TSX:HP), Canada's leading provider of electronic entertainment, including video games, PC games, accessories and movies, announced today that it has completed a private placement of 14,814,815 common shares raising gross proceeds of $16 million. All common shares of the offering were subscribed by Crescendo Partners II L.P. Series W. Crescendo Partners is an investment management firm based in New York.

In conjunction with closing, Eric Rosenfeld, President and Chief Executive Officer of Crescendo Partners L.P., has been appointed a member of the Board of Directors of the Corporation. Mr. Rosenfeld is a director of many companies in which Crescendo has invested including AD OPT Technologies, Inc., Sierra Systems Group Inc., BCE Emergis Inc. and CPI Aerostructures, Inc. Mr. Rosenfeld also served as Chairman of the Board of Spar Aerospace Limited from 1999 through 2001. He is a regular guest lecturer at Columbia Business School and has served on numerous panels at Queen's University Business Law School Symposia and McGill Law School. He received an MBA from Harvard University.

TD Securities Inc. acted as financial advisor to the Corporation in connection with the financing. The net proceeds from the financing will substantially enhance the Corporation's balance sheet and will be used to fund investments in Hip's two strategic businesses - *Hip Games*™ and *Hip Gear*™.

Arindra Singh, President and CEO of Hip Interactive, commented, "We are delighted to have completed this financing with Crescendo Partners L.P. and equally delighted to have Eric Rosenfeld appointed to our Board. He has played a key role creating shareholder value in many companies in which he has invested. We believe this financing gives us the resources to pursue effectively the Corporation's significant growth opportunities."

Eric Rosenfeld commented, "I am very excited to have the opportunity to work with Hip Interactive to create shareholder value. We like the long-term prospects of the video game industry and are thrilled to partner with a great management team led by Arindra."

About Hip Interactive

Hip Interactive (www.hipinteractive.com) is a leading provider of electronic entertainment products, including PC and video games, movies, video arcade games, and proprietary games, branded as Hip Games™, and accessories, branded as Hip Gear™. The Company distributes all first party products, including Sony, Microsoft and Nintendo hardware, software and accessories, as well as third party licensed video game software. With offices across North America and in Europe, Hip uses its distribution business to leverage into higher margin, higher growth areas of the electronic entertainment industry, such as licensing, publishing and its proprietary games and accessories. Hip Interactive trades on The Toronto Stock Exchange under the trading symbol "HP".

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This document may contain forward-looking statements, relating to the Company's operations or to the environment in which it operates, which are based on Hip Interactive's operations, estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, and/or are beyond Hip Interactive's control. A number of important factors could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. These factors include those set forth in other public filings. Consequently, readers should not place any undue reliance on such forward looking statements. Hip Interactive disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information on Hip Interactive Corp.
Please contact Investor or Media Relations at Hip Interactive Corp.
EMAIL: investorrelations@hipinteractive.com or mediarelations@hipinteractive.com

FOR IMMEDIATE RELEASE **November 15, 2004**

HIP INTERACTIVE CORP. ANNOUNCES SECOND QUARTER RESULTS FOR FISCAL 2005

Hip Interactive Corp. (TSX:HP), Canada's leading provider of electronic entertainment products, today announced results for its second quarter of fiscal 2005. Highlights of the quarter ended September 30, 2004, compared to the same quarter in 2003 were as follows:

- Overall sales of $77.8 million were down by 19.2%, compared to the same period last year. The strategically important businesses, namely Hip Games™ and Hip Gear™, continued to produce strong growth. Hip Games™ revenue increased by 32.4% and Hip Gear™ sales increased by 29.0% compared to last year. These increases were offset by a decline of $21.5 million in Distribution revenues, caused primarily by a lack of supply of video game hardware during the quarter;
- Gross margin increased to 11.1% from 10.1%, reflecting the increased contribution by Hip's higher margin businesses;
- Selling, general and administrative expenses increased to $8.1 million from $5.8 million last year, primarily due to:
    - inclusion of the full quarter of Hip Interactive Europe (formerly L.S.P. S.A.), acquired in February 2004 ($1.4 million),
    - inclusion of two months of ARUSH Entertainment, acquired August 5, 2004 ($0.3 million), and
    - increased costs relating to the Company's expanded U.S. operations ($0.1 million);
- Other expenses during the quarter include additional provisions of $1.6 million, including $0.6 million against a doubtful customer receivable, $0.6 million in respect of an advance to a publishing partner from which recovery is doubtful, and $0.4 million in respect of an amount recoverable from a supplier to be repaid over the next 12 – 18 months, contingent on the Company's purchases of inventory from that supplier; and
- Net loss was $1.6 million or $0.02 per basic share, compared to earnings of $1.7 million or $0.03 per basic and diluted share last year.

Sales for the Distribution Division (Video Games, PC Games and Movies) were $62.8 million for the quarter, down $21.5 million from the same period last year. A decline of $3.3 million in Movies revenue was partially offset by an increase in PC Games revenue of $2.7 million. Margins for the Distribution division declined to 5.9% from 7.4% last year. This was largely due to the impact of reduced prices, increased sales of low-margin PC productivity software and an increase in lower margin movies sales to sub-distributors and e-commerce customers.

Hip Gear™ sales for the quarter were $4.0 million, an increase of 29.0% over last year, while margins were 22.2%, compared to 25.1% for the same period in fiscal 2004.

Hip Games™ sales of $9.0 million for the quarter represented an increase of 32.4% over the same quarter last year, primarily due to the inclusion of the sales of Hip Interactive Europe (formerly L.S.P. S.A.), acquired in February 2004. Hip Games™ gross margins increased to 37.2% from 28.9% for the quarter.

"Even though this is traditionally a weak quarter for our industry, Hip's second quarter of fiscal 2005 has been made especially challenging for the Distribution Division by the lack of hardware product available," commented Arindra Singh, President & Chief Executive Officer of Hip Interactive. "Despite these challenges, our higher margin divisions, Hip Gear™ and Hip Games™, continue to show strong growth and have achieved key objectives. We look forward to a successful second half of our fiscal year, both because they are traditionally the stronger two quarters of the year and because of the imminent release of *Playboy: The Mansion*™ in early 2005 and *Pariah* and *Stolen* in March of 2005. In addition, as disclosed on November 10, 2004, we completed a private placement of 14,814,815 common shares, raising gross proceeds of $16 million.

The net proceeds from the financing substantially enhanced our balance sheet and will be used to fund investments in our two strategic businesses, Hip Games™ and Hip Gear™. We believe this financing gives us the resources to pursue effectively the Company's significant growth opportunities."

AS STATED IN THE NEWS RELEASE OF TUESDAY, NOVEMBER 9, 2004, HIP WILL HOST AN INVESTOR CONFERENCE CALL AND WEBCAST AT 10:00 A.M. (TORONTO TIME) ON MONDAY, NOVEMBER 15, 2004 TO REVIEW THE COMPANY'S FINANCIAL RESULTS. LISTENERS CAN CALL 416-640-1907 (LOCAL) OR 800-814-4861 (LONG DISTANCE). THE WEBCAST WILL BE AVAILABLE ON HIP'S WEBSITE (WWW.HIPINTERACTIVE.COM - MEDIA - UPCOMING). A REPLAY OF THE CALL WILL BE AVAILABLE ONE HOUR AFTER THE CALL UNTIL MIDNIGHT ON NOVEMBER 22, 2004. TO ACCESS THE REPLAY, CALL 416-640-1917 – PASSCODE 21100869#. THE WEBCAST WILL BE AVAILABLE FOR 30 DAYS FOLLOWING THE LIVE CALL.

For the conference call, please call five minutes in advance to ensure that you are connected. Questions and answers will be taken only from participants on the conference call. For the webcast, please allow 15 minutes to register and download and install any necessary software.

About Hip Interactive

Hip Interactive (www.hipinteractive.com) is a leading provider of electronic entertainment products, including PC and video games, movies, video arcade games, and proprietary games, branded as Hip Games™, and accessories, branded as Hip Gear™. The Company distributes all first party products, including Sony, Microsoft and Nintendo hardware, software and accessories, as well as third party licensed video game software. With offices across North America and in Europe, Hip uses its distribution business to leverage into higher margin, higher growth areas of the electronic entertainment industry, such as licensing, publishing and its proprietary games and accessories. Hip Interactive trades on The Toronto Stock Exchange under the trading symbol HP.

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This document may contain forward-looking statements, relating to the Company's operations or to the environment in which it operates, which are based on Hip Interactive's operations, estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, and/or are beyond Hip Interactive's control. A number of important factors could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. These factors include those set forth in other public filings. Consequently, readers should not place any undue reliance on such forward-looking statements. Hip Interactive disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information on Hip Interactive Corp.
For investor and media inquiries, please contact:
investorrelations@hipinteractive.com or mediarelations@hipinteractive.com

Hip Interactive Corp. -- Consolidated Balance Sheets
In $ thousands

	September 30, 2004 (unaudited)	*March 31, 2004 (audited)*	*September 30, 2003 (as restated) (unaudited)*
ASSETS			
Current assets			
Accounts receivable	$ 52,000	$ 47,604	$ 49,565
Inventory	47,316	42,608	32,993
Current portion of advances and other assets	17,945	10,157	5,617
Current portion of future income taxes	819	940	722
Current portion of notes receivable	128	318	360
	118,208	101,627	89,257
Advances	5,608	4,310	4,850
Notes receivable	100	835	615
Property and equipment	12,949	11,420	9,901
Future income taxes	-	-	294
Goodwill and intangible assets	34,989	31,849	22,685
	$ 171,854	$ 150,041	$ 127,602
LIABILITIES			
Current liabilities			
Bank indebtedness	$ 34,788	$ 22,548	$ 4,411
Accounts payable and accrued liabilities	67,956	57,136	65,837
Income taxes payable	2,493	3,631	1,506
Current portion of capital lease obligations	379	530	601
	105,616	83,845	72,355
Capital lease obligations	750	918	59
Future income taxes	932	1,191	224
	107,298	85,954	72,638
SHAREHOLDERS' EQUITY			
Capital stock	55,044	53,330	50,560
Other equity	-	-	260
Contributed surplus	3,819	3,541	3,362
Retained earnings	5,693	7,216	782
	64,556	64,087	54,964
	$ 171,854	$ 150,041	$ 127,602

Hip Interactive Corp. – Consolidated Statements of Earnings				
In $ thousands (unaudited)	**Three months ended September 30**		**Six months ended September 30**	
	2004	**2003 (as restated)**	**2004**	**2003 (as restated)**
Sales	$ 77,761	$ 96,236	$ 158,995	$ 176,269
Cost of sales	69,123	86,549	141,008	158,172
Gross profit	8,638	9,687	17,987	18,097
Expenses				
Selling, general and administrative expenses	8,185	5,797	16,272	11,308
Other expenses	1,616	495	1,736	495
Interest, net	623	270	988	484
Amortization of property & equipment	645	538	1,263	987
Earnings (loss) before income taxes	(2,431)	2,587	(2,272)	4,823
Income taxes	(856)	866	(749)	1,640
Net earnings (loss) for the period	$ (1,575)	$ 1,721	$ (1,523)	$ 3,183

	Three months ended September 30		**Six months ended September 30**	
Earnings Per Share	**2004**	**2003**	**2004**	**2003**
Weighted average number of common shares				
Basic	63,432	58,023	63,150	54,814
Diluted	63,432	61,016	64,120	57,213
Earnings (loss) per share				
Basic	$ (0.02)	$ 0.03	$ (0.02)	$ 0.06
Diluted	$ (0.02)	$ 0.03	$ (0.02)	$ 0.06

Hip Interactive Corp. -- Consolidated Statements of Cash Flows
In $ thousands (unaudited)

		Three months ended September 30		Six months ended September 30	
		2004	**2003 (as restated*)**	**2004**	**2003 (as restated*)**
Cash provided by (used in)	**Operating activities**				
	Net earnings (loss) for the period	$ (1,575)	$ 1,721	$ (1,523)	$ 3,183
	Items not affecting cash:				
	Amortization and other provisions	2,710	688	3,708	1,245
	Other expenses	-	310	-	310
	Future income taxes	133	12	(138)	43
	Stock and other non-cash compensation	346	-	387	-
		1,614	2,731	2,434	4,781
	Net changes in non-cash working capital balances:				
	Accounts receivable	(8,894)	(15,134)	(5,507)	(8,207)
	Inventory	(3,922)	(4,767)	(4,650)	(5,057)
	Advances and other assets	(209)	(2,377)	(5,402)	(5,917)
	Accounts payable and accrued liabilities	781	7,204	3,642	5,950
	Income taxes payable	(1,133)	356	(571)	(878)
	Operating activities of discontinued operations	-	(80)	-	(101)
		(13,376)	(14,798)	(12,487)	(14,210)
		(11,762)	(12,067)	(10,053)	(9,429)
	Financing activities				
	Capital lease obligations	(154)	(261)	(319)	(559)
	Common shares for cash, net of share issue costs	-	4,372	654	5,281
	Increase in bank indebtedness	13,581	4,111	12,240	4,411
		13,427	8,522	12,575	9,133
	Investing activities				
	Purchase of property and equipment	(1,841)	(1,776)	(2,758)	(3,004)
	Acquisition of businesses, net of cash acquired	(689)	-	(689)	-
	Repayments of notes receivable, net	865	-	925	-
		(1,665)	(1,776)	(2,522)	(3,004)
	Decrease in cash, during the period	-	(5,321)	-	(3,300)
	Cash, beginning of period	-	5,321	-	3,300
	Cash, end of period	$ -	$ -	$ -	$ -

* On April 22, 2004, management discovered that certain accounting errors were made in the recording of accrued liabilities as at September 30, 2003 and December 31, 2003, and consequently restated the Company's financial statements for the periods then ended.

Hip Interactive Corp. - Supplementary Information

Sales

(in $ millions)	Three months ended September 30, 2004	September 30, 2003	$ Change	% Change
Video Games	$ 37.7	$ 58.6	$ (20.9)	(36%)
PC Games	12.0	9.3	2.7	29%
Movies	13.1	16.4	(3.3)	(20%)
Distribution	62.8	84.3	(21.5)	(26%)
Hip Games™	9.0	6.8	2.2	32%
Hip Gear™	4.0	3.1	0.9	29%
Hip Coin™	2.0	2.0	$ 0.0	0%
	$ 77.8	**$ 96.2**	**($ 18.4)**	**(19%)**

(in $ millions)	Six months ended September 30, 2004	September 30, 2003	$ Change	% Change
Video Games	$ 83.9	$ 103.5	$ (19.6)	(19%)
PC Games	19.9	17.5	2.4	14%
Movies	28.0	32.9	(4.9)	(15%)
Distribution	131.8	153.9	(22.1)	(14%)
Hip Games™	15.4	12.9	2.5	19%
Hip Gear™	7.5	5.9	1.6	27%
Hip Coin™	4.3	3.6	$ 0.7	19%
	$ 159.0	**$ 176.3**	**($ 17.3)**	**(10%)**

Gross Margins

	Three months ended		Six months ended	
(in $ millions)	September 30, 2004	September 30, 2003	September 30, 2004	September 30, 2003
Video Games	4.6%	5.6%	5.0%	6.7%
PC Games	10.6%	14.9%	11.7%	14.6%
Movies	5.2%	9.8%	6.1%	9.0%
Distribution	5.9%	7.4%	6.3%	8.1%
Hip Games™	37.2%	28.0%	43.9%	28.9%
Hip Gear™	22.2%	25.1%	21.1%	10.9%
Hip Coin™	35.2%	35.8%	32.3%	35.9%
	11.1%	**10.1%**	**11.3%**	**10.3%**

Balance Sheet Ratios

	As at September 30, 2004	March 31, 2004
Days sales in Accounts Receivable	53 days	54 days
Days purchases in Accounts Payable	89 days	73 days
Inventory Turnover	9.3 times	10.9 times

FOR IMMEDIATE RELEASE **NOVEMBER 23, 2004**

HIP INTERACTIVE ANNOUNCES A NEW ERA IN IMMERSIVE REAL-TIME-STRATEGY GAMES

Hip Games™ to publish new RTS franchise with never before seen details and level of realism

Hip Interactive's publishing division, Hip Games™, today announced the addition of a new Real-Time Strategy game for PC to its ever-growing portfolio of brands and franchises. Development for this title has begun with recently released images demonstrating state-of-the-art graphics that can, for the first time, compare with First-Person-Shooter games. Using a totally new engine, the game will allow for unprecedented realism. Never before has there been such detailed models and polished textures, which create a uniquely realistic strategy experience.

Ghost Wars (working title) will offer gamers features to make them feel they are really in the heat of battle. Gamers will not only be tested on their strategic senses, but also on their ability to react fast under enemy fire through the use of individual units like snipers in First-Person-View. The setting of the game shows what the world's best Special Forces are experiencing in modern warfare, with units evolving on sea, in air and on land and equipment covering all the current and upcoming weapons and vehicles.

"We are very excited by this new franchise and the technology that it will bring to the Real-Time Strategy gamer," said Arindra Singh, Hip Interactive's President and Chief Executive Officer. "Hip Games™ continues to pursue an aggressive growth strategy by building its catalogue of games through a mix of worldwide licenses and internal franchises developed by the most talented teams in the industry."

Ghost Wars is being developed by Digital Reality, a team renowned for its achievements in the real time strategy genre with titles such as Imperium Galactica I & II or the recently released D-Day.

About Hip Games™

Hip Games™, Hip Interactive's Publishing division, leverages the Company's existing distribution infrastructure to move up the video game supply chain. Hip has entered into distribution and publishing arrangements with publishers and developers from around the world. The licenses give Hip the exclusive right to publish and/or distribute PC and video game titles in North America. Hip Interactive Europe acts as the publishing and distributing arm of Hip Games in Europe.. As well, with the acquisition of ARUSH Entertainment, Hip has acquired all of ARUSH's rights to its current projects, including the highly anticipated title *Playboy: The Mansion*™ for Xbox, PS2 and PC and the *Fear Factor: Unleashed*™ video games.

About Hip Interactive Corp.

Hip Interactive (www.hipinteractive.com) is a leading provider of electronic entertainment products, including PC and video games, movies, video arcade games, and proprietary games, branded as Hip Games™, and accessories, branded as Hip Gear™. The Company distributes all first party products, including Sony, Microsoft and Nintendo hardware, software and accessories, as well as third party licensed video game software. With offices across North America and in Europe, Hip uses its distribution business to leverage into higher margin, higher growth areas of the electronic entertainment industry, such as licensing, publishing and its proprietary games and accessories. Hip Interactive trades on The Toronto Stock Exchange under the trading symbol "HP".

- 30 -

Contacts:
For Hip Interactive Corp.
Investor Relations: investorrelations@hipinteractive.com

Hip Games™ Public Relations (North America): Sandra McAuley, Hip Interactive Inc.
TEL: 519-272-0234 ext.231; EMAIL: smcauley@hipinteractive.com

Hip Games™ Public Relations (Europe): Hip Interactive Europe
TEL: +33 4 91 29 32 60; EMAIL: press@hip-europe.com

FOR IMMEDIATE RELEASE **NOVEMBER 24, 2004**

HIP INTERACTIVE CORP. APPOINTS NEW CHAIR OF ITS BOARD OF DIRECTORS

Hip Interactive Corp. (TSX:HP), Canada's leading provider of electronic entertainment, including video games, PC games, accessories and movies, announced today that, effective immediately, Joseph Wright has stepped down as Chair of Hip Interactive's Board of Directors and that Peter Cooper has been appointed as the Company's new Chair.

Mr. Wright, who has served as Hip's Chair since August 22, 2002, has sought to reduce his overall board commitments, which include serving on boards of such corporations as Loblaw Companies Limited, President's Choice Bank, O&Y REIT, BFI Canada Income Fund, Chartwell Seniors Housing REIT, Call-Net Enterprises and Connor Clark & Lund Fund's Companies (ROC Pref Corp & Credit Trust; PRINTS Trust & TIGERS Trust). Mr. Wright will continue to be a director of Hip Interactive.

Mr. Cooper has served as a director on Hip's Board since October 18, 2002 and has recently been Chair of Hip's Corporate Governance, Compensation & Nominating Committee. He is also Chairman of the Board of Cedara Software Corp. (NASDAQ:CDSW; TSX: CDE) and President & CEO of Scienta Health Inc. To accommodate Mr. Cooper's appointment as Hip's Chair, he has stepped down as Chair of the Corporate Governance, Compensation & Nominating Committee in favour of Mr. Eric Rosenfeld, who was appointed a director of Hip effective November 10, 2004.

"We sincerely thank Joe Wright for his tremendous contribution as Chair of Hip over the last two years - a period of profound growth and strategic change," commented Arindra Singh, Hip's President & Chief Executive Officer. "Hip will continue to benefit from his expertise in his role as a director. Peter Cooper has played an increasingly hands-on role as a director and past Chair of our Compensation Committee and we look forward to his stewardship as our new Chair."

About Hip Interactive

Hip Interactive (www.hipinteractive.com) is a leading provider of electronic entertainment products, including PC and video games, movies, video arcade games, and proprietary games, branded as Hip Games™, and accessories, branded as Hip Gear™. The Company distributes all first party products, including Sony, Microsoft and Nintendo hardware, software and accessories, as well as third party licensed video game software. With offices across North America and in Europe, Hip uses its distribution business to leverage into higher margin, higher growth areas of the electronic entertainment industry, such as licensing, publishing and its proprietary games and accessories. Hip Interactive trades on The Toronto Stock Exchange under the trading symbol "HP".

-30-

For more information on Hip Interactive Corp.
Please contact Investor or Media Relations at Hip Interactive Corp.
EMAIL: investorrelations@hipinteractive.com or mediarelations@hipinteractive.com

FOR IMMEDIATE RELEASE **DECEMBER 15, 2004**

HIP INTERACTIVE CORP. AND LIVING DEAD PRODUCTIONS LIMITED PARTNER TO REVOLUTIONIZE HORROR VIDEO GAMES WITH NEW SERIES: *GEORGE A. ROMERO PRESENTS*

Hip Interactive Corp. today announced that its fast-growing publishing division, *Hip Games*™, signed an agreement with Living Dead Productions Limited to produce a George A. Romero series of video games on all current and upcoming platforms.

Romero's movies, including *Dawn of the Dead* and *Night of the Living Dead*, benefit from a strong, worldwide cult-following, which translates into continuous success for the movies and their merchandising. Now – finally - his fans will have the long-awaited series of video games that capture the entire universe of zombies, action and gore of George A. Romero. *Hip Games*™ will soon be announcing the first game of the series in a separate release.

"Horror fans have been searching for the ultimate horror experience in gaming and we intend to deliver it to them with the tremendous creative input of legendary director, George A. Romero, and Living Dead Productions," said Arindra Singh, President and Chief Executive Officer of Hip Interactive Corp. "We believe this series will make an important contribution to the growth and results of our *Hip Games*™ division."

"This is a fantastic opportunity to share George's work and ideas with the game buying public, " said Simon Bailey, Managing Director of Living Dead Productions. "We are very impressed with the quality of work that Hip will bring to the games. George's fans and gamers alike will not be disappointed!"

"I am very excited to start working in this medium and look forward to the association with Hip. I thank Living Dead Productions for making it all happen," commented George A. Romero.

About Hip Games™

Hip Games™, Hip Interactive's Publishing division, leverages the Company's existing distribution infrastructure to move up the video game supply chain. Hip has entered into distribution and publishing arrangements with publishers and developers from around the world. The licenses give Hip the exclusive right to publish and/or distribute PC and video game titles in North America, with Hip Interactive Europe acting as the publishing and distributing arm of Hip Games™ in Europe. As well, with the acquisition of ARUSH Entertainment, Hip has acquired all of ARUSH's rights to current projects, including the highly anticipated title *Playboy: The Mansion*™ and *Fear Factor: Unleashed*™ video games.

About Hip Interactive Corp.

Hip Interactive (www.hipinteractive.com) is a leading provider of electronic entertainment products, including PC and video games, movies, video arcade games, and proprietary games, branded as Hip Games™, and accessories, branded as Hip Gear™. The Company distributes all first party products, including Sony, Microsoft and Nintendo hardware, software and accessories, as well as third party licensed video game software. With offices across North America and in Europe, Hip uses its distribution business to leverage into higher margin, higher growth areas of the electronic entertainment industry, such as licensing, publishing and its proprietary games and accessories. Hip Interactive trades on The Toronto Stock Exchange under the trading symbol "HP".

- 30 -

Contacts:
For Hip Interactive Corp.
Investor Relations: investorrelations@hipinteractive.com

Hip Games™ Public Relations (North America): Sandra McAuley, Hip Interactive Inc.
TEL: 519-272-0234 ext.231; EMAIL: smcauley@hipinteractive.com

FOR IMMEDIATE RELEASE **JANUARY 14, 2005**

HIP INTERACTIVE CORP. ANNOUNCES HIGHLY ANTICIPATED LIFESTYLE-SIMULATION GAME, PLAYBOY: THE MANSION, GOES GOLD

Playboy's First-Ever Video Game Sent for Manufacturing

Hip Interactive (TSX:HP), in conjunction with its wholly owned subsidiary, ARUSH Publishing, and Groove Games, today announced that the North American version of the multi-platform video game release, *Playboy: The Mansion*, has been sent off for manufacturing. Developed by Cyberlore Studios for Playboy, *Playboy: The Mansion* invites players to virtually step into Playboy Founder Hugh Hefner's slippers and run the famous Playboy empire. Available for the PlayStation®2 computer entertainment system, the Xbox® video game system from Microsoft and PC systems, the game is rated M for Mature by the ESRB, and is scheduled to ship to stores on January 25, 2005.

"Gamers are now one step closer to virtually walking through the doors of the Playboy Mansion, and experiencing a world of photo shoots, celebrity-filled parties, and midnight rendezvous in the grotto," said Jim Perkins, president of ARUSH Publishing. "Beyond the sexy fun that players expect from the Playboy brand, *Playboy: The Mansion* is filled with simulation depth, and we are extremely pleased with the final product."

For more information on *Playboy: The Mansion*, please visit www.playhef.com.

About Playboy Enterprises, Inc.

Playboy Enterprises is a brand-driven, international multimedia entertainment company that publishes editions of *Playboy* magazine around the world; operates Playboy and Spice television networks and distributes programming via home video and DVD globally; licenses the Playboy and Spice trademarks internationally for a range of consumer products and services; and operates *Playboy.com*, a leading men's lifestyle and entertainment Web site.

About Cyberlore Studios

Based in Northampton, Massachusetts, Cyberlore Studios, Inc. has been creating great, award-winning games for over a decade. Cyberlore's mission is to create games that focus on providing fun and innovative play. The company also values its employees, offering them an open, healthy and fun workplace along with great benefits. For more information about Cyberlore Studios and their games, please visit their website at www.cyberlore.com.

About Groove Games

Headquartered in Toronto, Canada, Groove Games is a global publisher of interactive entertainment software. Groove partners with leading developers to deliver great games for avid gamers everywhere. Currently Groove is publishing Digital Extremes' cutting-edge new first-person action game, Pariah as well as co-publishing the highly anticipated multi-platform game, Playboy: The Mansion. For more information visit www.groovegames.com.

About ARUSH Publishing

Based in Scottsdale, Ariz., ARUSH Publishing, a wholly owned subsidiary of Hip Interactive Corp., is a worldwide publisher of interactive entertainment software for personal computers and advanced entertainment consoles. ARUSH publishes PC and console video games for sale in retail outlets and on the Internet. The Company's current projects include *Playboy: The Mansion* and *Fear Factor: Unleashed*™. For more information, please visit www.ArushGames.com.

About Hip Interactive

Hip Interactive (www.hipinteractive.com) is a leading provider of electronic entertainment products, including PC and video games, movies, video arcade games, and proprietary games, branded as Hip Games™, and accessories, branded as Hip Gear™. The Company distributes all first party products, including Sony, Microsoft and Nintendo hardware, software and accessories, as well as third party licensed video game software. With offices across North America and in Europe, Hip uses its distribution business to leverage into higher

margin, higher growth areas of the electronic entertainment industry, such as licensing, publishing and its proprietary games and accessories. Hip Interactive trades on The Toronto Stock Exchange under the trading symbol "HP".

About Xbox
Xbox (http://www.xbox.com) is the video game system from Microsoft that brings people together for the most exhilarating game and entertainment experiences. Xbox delivers an expansive collection of breakthrough games, powerful hardware and the unified Xbox Live online service. The new tagline, "it's good to play together," captures the spirit of Xbox as the social hub of the new digital entertainment lifestyle. Xbox is now available in North America, Asia, Europe and Australia.

-30-

For more information on Hip Interactive Corp.
Please contact investorrelations@hipinteractive.com

For more information on Playboy:
Please contact: Lisa Hagendorf at 212.261.5000 or lhagendorf@playboy.com

SEC FILE #82-34720

RECEIVED

2005 FEB 15 A 11:32

Q2

Hip Interactive Corp. Second Quarter Report for the period ended September 30, 2004

Letter to Shareholders

Dear Fellow Shareholder,

Although traditionally a weak quarter for our industry, our second quarter has been particularly challenging for our Distribution business due to a worldwide shortage of video game console hardware product. Despite these challenges, our strategic Hip Gear™ and Hip Games™ businesses continued to perform well and we remain confident in our business model and our future prospects.

Overall, despite the fact that our sales decreased by $18.4 million or 19.2% for the three months ended September 30, 2004, compared to the same period last year, Hip's gross margin increased to 11.1% from 10.1% for the same period last year. This increase in gross margin reflects the success we achieved so far with respect to our goal to increase the contribution from our higher margin Hip Games™ and Hip Gear™ businesses. Furthering this shift in contribution from these two divisions is an ongoing goal at Hip.

Distribution Division

Sales for the Distribution division (Video Games, PC Games and Movies) were $62.8 million for the quarter, a decrease of $21.5 million from the same period last year, caused primarily by a lack of video game hardware supplied during the quarter. Margins for the Distribution division declined to 5.9% from 7.4% last year. This was largely due to the impact of reduced prices, increased sales of lower margin PC productivity software and an increase in lower margin movies sales to sub-distributors and e-commerce customers.

Unfortunately, it appears that the lack of hardware is likely to continue through Hip's third quarter. However, because of this shortage of hardware, hardware margins are expected to improve, as demand is strong, even though software margins will likely remain unchanged in the short term. Our strategy for the Distribution division is to increase profitability through cost-reduction in warehousing and infrastructure.

Higher Margin Performance from Hip Gear™ and Hip Game™

Hip Gear™ sales increased by 29% over the same quarter last year. Market share in Canada continues to grow, as we have been able to increase the depth of product assortment at our retailers. In the U.S., Hip Gear™ is getting additional shelf space and we are looking to increase our customer base in the third quarter. For this upcoming holiday season, Hip Gear™ will have its new line-up for Nintendo DS on retail shelves.

Sales in our Hip Games™ division increased by 32.4%, compared to the same period last year. Gross margins also increased, which reflects the increased number of published titles released this year, versus exclusive distribution titles released this year. Hip Games™ has also experienced an increase in sales with its *Dog's Life* title, which has received very favourable reviews and considerable sell-through success in Canada and the U.S. We are looking forward to a productive holiday quarter with the release of *Fear Factor: Unleashed* for Game Boy Advance and further growth in our fourth quarter when *Playboy: The Mansion*, *Pariah* and *Stolen* will hit retail shelves. With the acquisitions of ARUSH Entertainment in August and L.S.P. (now Hip Europe) in February, we believe that Hip now has the expertise and infrastructure in place to continue the growth in its Hip Games™ division.

Strengthening the Management Team

Effective November 22, 2004, Hip appointed Garry M. Wood Executive Vice-President & General Manager of Canadian Distribution, and he will be responsible for all aspects of Canadian distribution including video games, PC games and movies. Mr. Wood brings to Hip 20 years of experience in operational and strategic management, having worked with Loeb, Grand & Toy, Rogers/AT&T (Cantel), Budget Car & Truck Rental and Bell Canada. Also effective November 22, 2004, Johanne Bélanger joined Hip as the Senior Vice-President of the Movies Division. Johanne is a Chartered Accountant who began her career 13 years ago with Video One. Johanne's experience in operations, finance, purchasing, marketing, publishing and e-commerce has given her a solid understanding of the movie industry and makes her a substantial asset to Hip's Movies operations.

We are very pleased that both these individuals have joined our team and look forward to their contributions to our sales, profit and shareholder value over the next several years.

Equity Issue

On November 10, 2004, the Company completed a private placement of 14,814,815 common shares raising gross proceeds of $16.0 million. All common shares of the offering were subscribed by Crescendo Partners II L.P. Series W, a New York based investment management firm. The proceeds from the financing will substantially enhance our balance sheet and be used to fund investments in our Hip Games™ and Hip Gear™ divisions.

Review of Accounting and Financial Procedures

With respect to our progress on the review of our internal controls in preparation for compliance with Bill 198, we have recently completed our examination of the key transaction cycles – revenues and purchases. We expect to complete documentation, review, remediation and testing of all key processes and controls by March 31, 2005.

Going Forward

For the third quarter of fiscal 2005, we expect consolidated sales to be below the third quarter of fiscal 2004. With the lack of supply of hardware and fewer major titles being released by our Hip Games™ division, our earnings will be impacted accordingly. Our fourth quarter, however, is expected to be very strong, with the new products from Hip Gear™ and three "A" level titles due for release by Hip Games™, namely *Playboy: The Mansion*, *Pariah* and *Stolen*, assuming these titles stay on track for their expected release dates.

With the injection of $16 million, the Company is now well-positioned, from a financial perspective, to fund the growth of its strategic Hip Games™ business, enabling us to secure titles for fiscal 2006 and 2007 line-ups, and our Hip Gear™ business, as we continue to grow this business in both North America and Europe.

Thank you to all our employees who remain committed to our mission of providing excellence in service and value for all our business partners and, to you, our shareholders, who have held steadfast in your belief in the potential this industry offers and Hip's ability to maximize the opportunities available in the electronic entertainment industry.

From the entire Hip team, thank you for your continued support.

On behalf of management,



ARINDRA SINGH
President & Chief Executive Officer

Management's Discussion and Analysis

This Management Discussion and Analysis ("MD&A") for the three months ended September 30, 2004 compared with the three months ended September 30, 2003 provides readers with an overview of the Company's operations and a more detailed explanation of its financial statements. The following discussion and analysis should be read in conjunction with the audited consolidated financial statements and the notes thereto of the Company for the years ended March 31, 2004 and March 31, 2003. The objective is to present readers with a view of the Company through the eyes of management by interpreting the material trends and uncertainties that affected the operating results, liquidity and financial position of the Company during the last fiscal year, or those that may affect future results. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. All monetary amounts, unless otherwise indicated, are expressed in Canadian dollars.

The discussion and analysis and other sections of this report contain forward-looking statements. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause results to differ materially from those contemplated by these forward-looking statements. The Company considers the assumptions on which these forward-looking statements are based to be reasonable at the time the statements were prepared, but cautions the reader that they could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, but are not limited to, items identified under the heading "Risk Factors".

OVERVIEW

Hip Interactive Corp. ("Hip" or the "Company") is one of North America's leading providers of electronic entertainment products. The Company distributes video game and PC game products and movies to retailers across North America and PC and video games and Hip Gear™ (accessories) in Europe. Hip comprises the following four business units: **(1)** Distribution (video games, PC games and movies), **(2)** Hip Games™ (published software), **(3)** Hip Gear™ (accessories), and **(4)** Hip Coin™ (operator and distributor of coin-operated games).

The Company's strategies include:

- gaining additional shelf space at U.S. retailers for its Hip Games™ published software and Hip Gear™ accessories products;
- bringing to market higher quality titles such as: *Playboy: The Mansion*, *Fear Factor: Unleashed*, *Pariah* and *Stolen* through its publishing business;
- improving the Company's infrastructure and the efficiency of the Company's warehouses; and
- improving working capital management.

Significant Events

On August 5, 2004, the Company acquired all of the outstanding shares of World Entertainment Broadcasting Corporation, doing business as ARUSH Entertainment ("ARUSH"), a publisher of video and PC games incorporated in the United States. The purchase price consisted of the issuance of 815,705 common shares of the Company on closing at a price of $1.30 and an additional 55,607 common shares issued and held in escrow for one year. Under the terms of the escrow agreement, the principal shareholder of ARUSH is entitled to purchase the escrowed shares at a price of $1.50 per share. In addition, the Company is also obligated to pay additional purchase price consideration on an earn-out arrangement based on ARUSH's net income through the period ending March 31, 2007.

Subsequent Event

On November 10, 2004, the Company completed a private placement of 14,814,815 common shares raising gross proceeds of $16.0 million (costs are expected to be approximately $0.6 million). All common shares of the offering were subscribed by Crescendo Partners II L.P. Series W, an investment management firm based in New York. The net proceeds from the financing will be used primarily to fund investments in the Company's two strategic businesses, Hip Games™ and Hip Gear™.

Significant Accounting Policies

The Company reports its results under Canadian GAAP. The preparation of the Company's financial statements and results requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Management bases its estimates on historical experience, future expectations and other assumptions that are believed to be reasonable at the date of the financial statements. Actual results may differ from these estimates due to uncertainty involved in measuring, at a specific point in time, events, which are continuous in nature. The most significant estimates included in these financial statements are the valuations of accounts receivable and inventory, carrying value of goodwill, recoverability of publishing and development advances, provision for customer returns and allowances, and accrued liabilities. The Company's significant accounting policies are discussed in note 2 of its audited financial statements for the year ended March 31, 2004.

The Company considers the following key accounting policies to have the most significant effect on its estimates, assumptions and judgments.

Advances and Other Assets

The Company enters into development, publishing and exclusive distribution arrangements with developers or other publishers to develop, publish and distribute video games and PC games. To secure these rights, the Company typically agrees to advance cash

to the publisher or independent software developer under specific agreements for the title to fund the development of the software. For exclusive distribution arrangements, advances, which have been paid based on the publisher's completion of certain development milestones, are generally recovered by the Company from the proceeds of the sale of products upon initial release of the software title. For publishing arrangements, the Company's advances are amortized through cost of sales as the title is sold to the Company's retail customers based on the ratio of current sales to total expected sales. These cash advances are initially set-up as an advance. When a change in circumstance indicates that there is a possible impairment in advances, an impairment test is performed by comparing future cash flows related to the advance to its carrying amount. The Company is required to make estimates and assumptions in determining carrying values of advances and other assets and the recording of accruals, such as price protections and return provisions with respect to the sale of these software titles.

Inventory

Inventory is composed of finished goods and is recorded at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis. Management periodically reviews the inventory on a product-by-product basis in assessing provisions based upon current estimates of future events and including economic conditions and growth prospects in the retail marketplace. There is no assurance that these estimates will be realized, therefore further inventory provisions may need to be recorded.

Goodwill and Other Intangible Assets

Goodwill and other intangible assets represent the excess at the date of acquisition of the purchase consideration over the fair market value of the net identifiable assets acquired. The Company evaluates goodwill annually and when circumstances indicate that impairment in goodwill may have occurred. Such evaluation is based on comparing the fair value of the reporting unit to its carrying value. To the extent the carrying amount of a reporting unit exceeds the fair value of the reporting unit, an indication exists that the reporting unit goodwill may be impaired and the Company must perform the second step of the impairment test. The second step requires the Company to compare the fair value of the reporting unit goodwill with the carrying amount of the reporting unit goodwill to measure the amount of impairment loss, if any. The carrying value of goodwill is assessed by management and is based on assumptions and estimates. As such, there is no certainty that the fair value estimated for the specific reporting unit will be sufficient to support the goodwill values recorded, which could result in the Company recording an impairment charge.

Revenue Recognition

Revenue from sales of video games, PC games and movies, published software, hardware and related accessories sold by the Company's distribution operations is recognized when products are shipped, the price is fixed and determinable and

collection is reasonably assured. Provisions for estimated levels of returns and rebates, based on historical experience, are recorded at the time the revenue is recognized as a reduction in revenue. There is no certainty that the provisions for returns and rebates estimated by management will be precise, which would result in an adjustment to sales in the period in which the new information is obtained. Route operations revenue from coin-operated arcade video equipment is recognized on a cash basis.

Financial Overview

Highlights of the consolidated results for the three months ended September 30, 2004 compared to the three months ended September 30, 2003 were:

- Sales decreased by $18.4 million or 19.2%, compared to last year, due primarily to:
  - a decrease in hardware sales totaling $18.7 million due to the lack of supply of hardware in the marketplace; and
  - a $2.7 million increase in sales of PC game software due to several major releases during the quarter and increased sales of productivity software offset by a $3.3 million decline in movies sales due to fewer major movie titles released this year compared to the same three months last year;
- Gross margin increased to 11.1% from 10.1% for the same period last year as the Company's product mix continues to shift towards its strategic higher margin Hip Gear™ and Hip Games™ businesses;
- Selling, general and administrative expenses increased to $8.2 million from $5.8 million last year, primarily due to:
  - increase in costs of $1.5 million due to the acquisition of L.S.P. S.A. (now Hip Interactive Europe S.A.) ("LSP") in February 2004;
  - expenses of $0.2 million following the acquisition of ARUSH on August 5, 2004;
  - incremental software maintenance and licensing costs of $0.4 million; and
  - costs totaling $0.2 million incurred with respect to ongoing system and process documentation, review and remediation, in preparation for compliance with Bill 198 – Multilateral Instrument 52-109 and related proposals ("Bill 198");
- Other expenses amounted to $1.6 million from $0.5 million last year, and include the following:
  - provision of $0.6 million for a Movies distribution customer accounts;
  - provision of $0.6 million against advances to one of the Company's publishing partners, which is now in financial difficulty; and
  - a provision of $0.4 million for an amount recoverable from a supplier to be repaid over the next 12 to 18 months, contingent on the Company purchasing inventory from that supplier; and
- Net loss was $1.6 million or $0.02 per basic and diluted share compared to earnings of $1.7 million or $0.03 per basic and diluted share last year.

For the six months ended September 30, 2004 compared to the six months ended September 30, 2003:

- Sales decreased by $17.3 million or 9.8%, compared to last year;
- Gross margin increased to 11.3% from 10.3% for the same period last year;
- Selling, general and administrative expenses increased to $16.3 million from $11.3 million last year, primarily due to:
  - increase in costs of $2.4 million due to the acquisition of LSP in February 2004;
  - expenses of $0.3 million following the acquisition of ARUSH on August 5, 2004;
  - increased costs of $0.5 million relating to the Company's expanded U.S. operations;
  - incremental software maintenance and licensing costs of $0.7 million;
  - consulting fees of $0.5 million relating to a warehouse, logistics and information technology study and costs totaling $0.2 for ongoing system and process documentation, review and remediation, in preparation for compliance with Bill 198;
- Other expenses amounted to $1.7 million from $0.5 million last year, and include the following:
  - provision of $0.7 million for doubtful accounts receivable relating to a movies distribution customer;
  - provision of $0.6 million against advances to one of the Company's publishing partners, which is now in financial difficulty; and
  - a provision of $0.4 million for an amount recoverable from a supplier to be repaid over the next 12 to 18 months, contingent on the company purchasing inventory from that supplier; and
- Net loss was $1.5 million or $0.02 per basic and diluted share compared to earnings of $3.2 million or $0.06 per basic and diluted share last year.

The results of operations for the three and six months ended September 30 are summarized as follows:

(In millions of dollars, except per share amounts)	Three months ended September 30		Six months ended September 30	
	2004	2003	**2004**	2003
Sales	**$ 77.8**	$ 96.2	**$ 159.0**	$ 176.3
Gross profit	**8.6**	9.7	**18.0**	18.1
Selling, general and administrative expenses	**8.2**	5.8	**16.3**	11.3
Other expenses	**1.6**	0.5	**1.7**	0.5
Interest, net	**0.6**	0.3	**1.0**	0.5
Amortization of property & equipment	**0.7**	0.5	**1.3**	1.0
Income taxes	**(0.9)**	0.9	**(0.8)**	1.6
Net earnings (loss) for the period	**$ (1.6)**	$ 1.7	**$ (1.5)**	$ 3.2
Net earnings (loss) per share:				
Basic	**$ (0.02)**	$ 0.03	**$ (0.02)**	$ 0.06
Diluted	**$ (0.02)**	$ 0.03	**$ (0.02)**	$ 0.06


Q4
17%
Q1
19%
Q2
23%
Q3
41%

Seasonality - Fiscal 2004
Sales Distribution by Quarter

The Company's business consists mainly of the sales of electronic entertainment products to retailers. Retail activity in the electronic entertainment industry is traditionally at its highest levels during Hip's third fiscal quarter (the three-month period from October 1 to December 31 – the retail holiday season). Hip's seasonality will also be affected by the release dates of the Company's Hip Games™ titles. The seasonality of the Company's prior year's business is summarized in the graph at left.

Sales

Quarterly sales are shown in the table below.

Sales (in millions of dollars)	2005	2004	2003
First quarter	$ 81.2	$ 80.0	$ 54.1
Second quarter	77.8	96.2	80.6
Third quarter	–	178.7	146.7
Fourth quarter	–	70.9	79.3
Total	$ 159.0	$ 425.8	$ 360.7

Net earnings (loss)

Quarterly net earnings (loss) are summarized in the table below.

Net earnings (loss) (in millions of dollars)	2005	2004	2003
First quarter	$ 0.1	$ 1.5	$ 1.3
Second quarter	(1.6)	1.7	1.7
Third quarter	–	6.0	5.8
Fourth quarter	–	0.4	2.2
Total	$ (1.5)	$ 9.6	$ 11.0

Earnings (loss) per share

Quarterly basic and diluted earnings (loss) per share are summarized in the table below.

Earnings (loss) per share – basic (in dollars)	**2005**	2004	2003
First quarter	**$ 0.00**	$ 0.03	$ 0.03
Second quarter	**(0.02)**	0.03	0.03
Third quarter	–	0.10	0.11
Fourth quarter	–	0.01	0.04
Total	**$ (0.02)**	$ 0.16	$ 0.22

Earnings (loss) per share – diluted (in dollars)	**2005**	2004	2003
First quarter	**$ 0.00**	$ 0.03	$ 0.03
Second quarter	**(0.02)**	0.03	0.03
Third quarter	–	0.09	0.10
Fourth quarter	–	0.01	0.04
Total	**$ (0.02)**	$ 0.16	$ 0.20

RESULTS OF OPERATIONS

Sales for the three months ended September 30, 2004 were $77.8 million compared to $96.2 million for the same period last year, a decrease of $18.4 million or 19.2%. For the six months ended September 30, 2004, sales were $159.0 million, down $17.3 million or 9.8% from $176.3 million for the same period last year. During the quarter ended September 30, 2004, the Company re-evaluated its segments and determined that its Video Games, PC Games and Movies business units met the criteria for aggregation and are now reported as the Distribution segment. This classification is more in line with the way the Company manages its operations and views its results from operations. The breakdown of sales by business unit is set out in the table below.

	Three months ended September 30		Six months ended September 30	
(In millions of dollars)	**2004**	2003	**2004**	2003
Distribution	**$ 62.8**	$ 84.3	**$ 131.8**	$ 153.9
Hip Games™	**9.0**	6.8	**15.4**	12.9
Hip Gear™	**4.0**	3.1	**7.5**	5.9
Hip Coin™	**2.0**	2.0	**4.3**	3.6
Total	**$ 77.8**	$ 96.2	**$ 159.0**	$ 176.3

Gross margin for the second quarter of fiscal 2005 was 11.1%, compared to 10.1% for the same quarter last year. For the six months ended September 30, 2004, gross margin was 11.3%, compared to 10.3% during the same period last year. The details of gross margin by business unit are set out in the chart below. For the quarter, gross margin has been impacted largely by the higher margins being achieved on the Company's Hip Games™ and Hip Gear™ products.

	Three months ended September 30		Six months ended September 30	
(Percent of sales)	**2004**	2003	**2004**	2003
Distribution	**5.9%**	7.4%	**6.3%**	8.1%
Hip Games™	**37.2**	28.0	**43.9**	28.9
Hip Gear™	**22.2**	25.1	**21.1**	10.9
Hip Coin™	**35.2**	35.8	**32.3**	35.9
	11.1%	10.1%	**11.3%**	10.3%

Distribution

Sales

Distribution sales for the three and six months ended September 30, 2004, compared to the same periods last year, are shown in the table below.

	Three months ended September 30		Six months ended September 30	
(In millions of dollars)	**2004**	2003	**2004**	2003
Video Games	**$ 37.7**	$ 58.6	**$ 83.9**	$ 103.5
PC Games	**12.0**	9.3	**19.9**	17.5
Movies	**13.1**	16.4	**28.0**	32.9
Distribution	**$ 62.8**	$ 84.3	**$ 131.8**	$ 153.9

Distribution sales for the quarter decreased by $21.5 million or 25.5%, compared to the same three months last year. Similarly, on a year-to-date basis, sales decreased by $22.1 million or 14.3%. The decrease was primarily due to the lack of supply of video game hardware during the second quarter. Hardware sales were down $18.3 million to $11.5 million compared the same period last year. PC games sales increased by $2.7 million for the quarter, compared to last year, due to increased sales of productivity software and the release of four significant titles during the quarter. Movies sales continue to be slow due to the lack of titles this year compared to last year.

Gross margin

Gross margins for the distribution business for the three and six months ended September 30 are summarized in the following table.

	Three months ended September 30		Six months ended September 30	
(Percent of sales)	**2004**	2003	**2004**	2003
Video games	**4.6%**	5.6%	**5.0%**	6.7%
PC games	**10.6**	14.9	**11.7**	14.6
Movies	**5.2**	9.8	**6.1**	9.0
Distribution	**5.9%**	7.4%	**6.3%**	8.1%

Video games margins for the three and six months ended September 30, 2004 have decreased as a result of declining sales' price points. PC games margins for the quarter and year-to-date periods were down compared to the same periods last year, primarily due to increased sales of lower margin productivity software and decreased sales of higher margin valueware product this year compared to last year and increased sales to major retailers at lower margins. Movies gross margin percentages have declined due primarily to an increase in the mix of sales to customers who are sub-distributors and e-commerce providers. Margins for sales to these customers are 4%–5%, compared to traditional margins to retailers of 7% to 8%.

Hip Games™

Sales

Compared to the second quarter of fiscal 2004, Hip Games™ sales increased by $2.2 million or 32.4% to $9.0 million for the same quarter of fiscal 2005, as the Company continued to focus on this strategic business. For the six months ended September 30, 2004, sales increased by $2.5 million to $15.4 million, compared to the same period last year. During the three months ended September 30, 2004, the Company released three exclusive distribution and seven published titles, compared to six exclusive distribution and three published titles during the same period last year. During the six months ended September 30, 2004, the Company released five exclusive distribution titles, compared to 18 during the same period last year, and eight published titles, compared to four last year.

Hip Games™ sales are summarized in the following table.

	Three months ended September 30		Six months ended September 30	
(In millions of dollars)	**2004**	2003	**2004**	2003
Exclusive Distribution	**$ 2.6**	$ 3.4	**$ 3.6**	$ 7.1
Publishing & Co-publishing	**6.4**	3.4	**11.8**	5.8
	$ 9.0	$ 6.8	**$ 15.4**	$ 12.9

Gross margin

Hip Games™ margins for the second quarter this year increased to 37.2% from 28.0% for the same period last year. On a year-to-date basis, margins have increased to 43.9% from 28.9% over the same period.

Gross margins for the exclusive distribution and publishing businesses are shown in the table below.

(Percent of sales)	Three months ended September 30 2004	2003	Six months ended September 30 2004	2003
Exclusive Distribution	**10.2%**	17.9%	**12.4%**	18.3%
Publishing & Co-publishing	**48.1**	38.4	**53.5**	42.0
	37.2%	28.0%	**43.9%**	28.9%

Gross margins for the three and six months ended September 30, 2004 increased from the prior year as the Company continues to focus on publishing, which has become a larger component of the Hip Games™ business. This shift in sales mix resulted in increased margins over the comparable periods last year.

Hip Gear™

Sales

Hip Gear™ sales for the three and six months ended September 30, 2004, compared to the same period last year, are summarized in the following table.

(In millions of dollars)	Three months ended September 30 2004	2003	Six months ended September 30 2004	2003
Hip Gear™ accessories	**$ 4.0**	$ 3.0	**$ 7.5**	$ 5.4
Bundled software	**–**	0.1	**–**	0.5
	$ 4.0	$ 3.1	**$ 7.5**	$ 5.9

Sales of Hip Gear™ accessories increased by $1.0 million or 33.3% for the second quarter of fiscal 2005 to $4.0 million, compared to $3.0 million in sales for the same period last year. On a year-to-date basis, sales of Hip Gear™ accessories grew by $2.1 million or 38.9% to $7.5 million as the Company continues to grow its business. During the first quarter, the Company also began to sell its Hip Gear™ products in Europe through Hip Interactive Europe S.A.

Gross margin

Hip Gear™ margins for the three months ended September 30, 2004 were 22.2%, compared to 25.1% in the same quarter last year. For the six months ended September 30, 2004, margins increased to 21.1% from 10.9% in the same period in the prior fiscal year. The prior year results included a charge to margins of approximately $0.7 million relating to the cost of obtaining the business of a new customer.

Hip Coin™

Sales

Hip Coin™ sales remained consistent at $2.0 million for the second quarter of fiscal 2005, compared to the same period last year. Year-to-date sales have increased by $0.7 million or 18.7% to $4.3 million in fiscal 2005, compared to $3.6 million in the same period of fiscal 2004 resulting from an increase in distribution sales of video arcade game equipment to video arcade game operators. Over the past year, the Company has been able to add new locations to its route operations to offset the loss of a large operator last year.

Gross margin

Hip Coin™ margins were 35.2% during the quarter, compared to 35.8% in the prior year. Margins for the six months ended September 30, 2004 were 32.3%, compared to 35.9% during the same period last year. The decrease in margins resulted from a change in sales mix between route operations and distribution sales. Margins for the Company's arcade coin route operations business tend to be approximately 50%, compared to 10–15% for distribution sales of this business unit.

Selling, General and Administrative Expenses

For the three months ended September 30, 2004, operating expenses were $8.2 million, compared to $5.8 million for the same period in fiscal 2004.

For the six months ended September 30, 2004, operating expenses were $16.3 million, compared to $11.3 million for the same period in fiscal 2004.

The major variances between the comparable three- and six-month periods ended September 30, 2004 and 2003 are detailed in the table below.

(Increase in millions of dollars)	Three months ended September 30	Six months ended September 30
Incremental costs from LSP	$ 1.5	$ 2.4
Incremental costs from ARUSH	0.3	0.3
Expanded U.S. operations	–	0.5
Software maintenance and licensing	0.4	0.7
Warehouse, logistics and I.T. study and Bill 198 implementation	0.2	0.5
Incremental salaries, benefits, commissions and other costs, net	–	0.6
Net variance	$ 2.4	$ 5.0

The variances in the chart above are principally due to the following:

1) Expenses in the Hip Games™ business unit due to the acquisition of LSP in February 2004;

2) Expenses in the Hip Games™ business unit due to the acquisition of ARUSH in August 2004;

3) Increased expenses relating to the Company's U.S. sales force hired during the past fiscal year to build the Hip Gear™ and Hip Games™ businesses in the U.S. market;

4) Increased software maintenance and licensing and software support costs relating to the ERP system;

5) Consulting fees relating to a warehouse, logistics and information technology study and costs incurred with respect to the ongoing system and process documentation, review and remediation in preparation for compliance with Bill 198; and

6) Incremental salaries, benefits and commissions due to inflation and new commission structures.

Other Expenses

The Company has recorded the following provisions after a review of the carrying value of certain of its assets, and other expenses, as follows:

	Three months ended September 30		Six months ended September 30	
(In millions of dollars)	**2004**	2003	**2004**	2003
Provisions				
Movie distribution customer	**$ 0.6**	$ –	**$ 0.7**	$ –
Publishing partner	**0.6**	–	**0.6**	–
Supplier recoverable	**0.4**	–	**0.4**	–
	1.6	–	**1.7**	–
Other expenses	**–**	0.5	**–**	0.5
	$ 1.6	$ 0.5	**$ 1.7**	$ 0.5

1) Provision of $0.7 million for doubtful accounts receivable relating to a movies distribution customer.

2) Provision of $0.6 million against advances to one of the Company's publishing partners, which is now in financial difficulty.

3) Provision of $0.4 million for an amount recoverable from a supplier to be repaid over the next 12 to 18 months, contingent on the company purchasing inventory from that supplier.

Interest Expense and Amortization of Property and Equipment

Interest expense was $0.6 million for the second quarter of fiscal 2005, compared to $0.3 million, which included amortization of deferred financing costs, for the same quarter last year. Average borrowings for the three months ending September 30, 2004 were approximately $34.5 million, compared to $7.4 million for the second quarter last year. On a year-to-date basis, interest expense was $1.0 million, compared to $0.5 million, which included amortization of deferred financing costs, for the six months ended September 30, 2003. Average borrowings for the six months ended September 30, 2004 were $30.6 million, compared to $6.1 million for the same period last year. The average borrowing rate for both the first and second quarters of fiscal 2005 was approximately 4.0%, which was about 1.0% lower than the average rate for the same periods last fiscal year. Average borrowings has increased for the three and six months ended September 30, 2004, compared to the same periods last year primarily due to a significant increase in advances to publishers and developers for exclusive distribution and publishing projects during the past year as the Company continues to grow its Hip Games™ business.

Amortization of property and equipment was $0.7 million for the three months ended September 30, 2004, compared to $0.5 million in the same quarter last year. Amortization for the six months ended September 30, 2004 was $1.3 million, compared to $1.0 million in the first half of fiscal 2004. This increase is primarily due to the Company purchasing over $3.5 million of assets in fiscal 2004 of which a significant portion relates to computer hardware and software, which are amortized at a 30% declining rate.

Outlook for Fiscal 2005

Distribution

During the first quarter of fiscal 2005, both Sony and Microsoft announced a reduction in price points for their console hardware by approximately US$50 to US$149 per unit. The reduction resulted in an increase in the installed base of hardware. However, continued limited availability of hardware product during the second quarter and continuing into the third quarter had a significant impact on the second quarter results and potentially could impact the third quarter results. The Company may not be able to secure a sufficient supply of hardware to meet the expected demand for these products. In calendar 2003, the PC games industry declined by approximately 10% in North America. The decline in this market is expected to continue and, consequently, the Company anticipates that PC games distribution will experience a similar decline. The Company expects that sales from its movies distribution out of its Montreal office will remain relatively flat compared to fiscal 2004, but believes that there is significant opportunity for growth in the Toronto and Vancouver markets. However, progress to date continues to be been slow.

Hip Gear™

On the strength of the Company's recently announced wireless products and based on the attractive price points of the Hip Gear™ accessories, the Company believes that there is an opportunity in the United States to secure shelf space at certain national retailers for its Hip Gear™ products. However, the third party accessory industry in North America is extremely competitive, particularly in the United States where the Company is competing against three other major suppliers.

Hip Games™

For its Hip Games™ division in fiscal 2005, the Company's strategy is to release better quality games such as *Fear Factor: Unleashed* on Game Boy Advance in November 2004, *Playboy: The Mansion* in early 2005, and *Pariah* and *Stolen* in March 2005. The results of the Hip Games™ division is highly dependent on the level of acceptance, timing of the release and sell-through of these products to the consumer.

LIQUIDITY AND CAPITAL RESOURCES

The Company had borrowings of $34.8 million as at September 30, 2004, compared to $22.5 million as of March 31, 2004.

During the quarter ended September 30, 2004, the Company used $11.8 million in cash from operations, compared to $12.1 million used in operating activities for the same quarter last year. The Company had net transaction costs of $0.7 million to purchase ARUSH and purchases of property and equipment totaling $1.9 million, primarily related to Hip Coin™ route operations equipment. These uses of cash were partially offset by the collection of the note receivable for $0.9 million from Jumbo Video.

During the six months ended September 30, 2004, the Company used $10.1 million in cash from operations, compared to $9.4 million used in the same period last year. The Company had costs related to the purchase of ARUSH noted above, and purchases of property and equipment of $2.8 million. These uses of cash were offset by the collection of the Jumbo Video note receivable and exercise of stock options for $0.7 million.

On August 12, 2004, the Company renewed its credit facility from a Canadian Schedule A bank. The new arrangement is a $55.0 million credit facility, reducing to $40.0 million on December 16, 2004 and $25.0 million on March 1, 2005. The facility, which will be used for working capital purposes, bears interest ranging between 0.25% to 1.25% above the Bank's prime lending rate, depending on the current outstanding balance and certain predetermined ratios, and is payable on demand.

The Company's working capital requirements are provided by internally generated cash flow, a credit facility through a Canadian chartered bank and proceeds from the common share private placement completed on November 10, 2004. Management believes that,

in addition, the Company will generate adequate amounts of cash to maintain capacity and to provide for planned growth. If the Company should determine to accelerate its rate of growth in the future, it may need to raise additional funds through increased credit facilities or by way of an equity offering.

Commitments and Contingencies

The Company has committed to advance an additional $7.3 million under exclusive distribution and publishing agreements from its Hip Games™ business unit. These commitments continue to grow as the Company enters into agreements for Hip Games™ for future years and are summarized in the table below.

(In millions of dollars)	2005	2006	2007	Total
Exclusive Distribution	$ 2.4	$ –	$ –	$ 2.4
Publishing	3.7	0.6	0.6	4.9
	$ 6.1	$ 0.6	$ 0.6	$ 7.3

The Company also has minimum royalty payments for *Playboy: The Mansion* of $0.3 million for the period ending May 31, 2004 and $0.1 million for each of the next five years thereafter.

The Company is obligated to make future minimum annual lease payments under operating leases for office equipment and premises, excluding taxes, as outlined in the following table.

(In millions of dollars)	
2005	$ 0.7
2006	0.8
2007	0.5
2008	0.1
	$ 2.1

As at September 30, 2004, the Company has committed to advance an additional $0.3 million to a company 50% owned by a director of Hip. During the first quarter of fiscal 2005, the Company purchased all of the assets of an employee's former business in the amount of $0.2 million, relating to arcade gaming equipment. The Company paid $0.05 million on acquisition and has commitments to pay the remaining balance of $0.15 million during the third and fourth quarter of fiscal 2005.

As at September 30, 2004, the Company had outstanding letters of credit in the amount of $2.1 million and remaining credit facility availability of approximately $13.0 million.

Capital expenditures were $1.8 million and $2.8 million during first three and six months of fiscal 2005, respectively, compared to $1.8 million and $3.0 million last fiscal year. Capital expenditures for the three and six months ended September 30, 2004 are summarized in the table below.

(In millions of dollars)	Three months ended September 30, 2004	Six months ended September 30, 2004
Enterprise Resource Planning System (ERP) including related hardware	$ 0.4	$ 0.6
Arcade game equipment	0.8	1.4
Tooling equipment	0.4	0.4
Other	0.2	0.4
	$ 1.8	$ 2.8

Capital expenditures for fiscal 2005 are anticipated to be approximately $3.5 to $5.0 million.

Balance Sheet

As at September 30, 2004, the Company had assets of $171.9 million, compared to $150.0 million as at March 31, 2004. Shareholders' equity was $64.6 million at September 30, 2004, compared to $64.1 million as at March 31, 2004.

The accounts receivable balance as at September 30, 2004 was $52.0 million (53 days outstanding), compared to $47.6 million (54 days outstanding) as at March 31, 2004. At September 30, 2004, approximately 87% of the Company's customer balances were aged less than 60 days from the invoice date, compared to 83% at March 31, 2004.

As at September 30, 2004, total inventory was $47.3 million (with inventory turning at 9.3 times), compared to $42.6 million as at March 31, 2004 (turning 10.9 times). Inventory turns have decreased primarily due to the Company building up its larger selection of Hip Gear™ products and the considerable increase in the number of video game titles for the upcoming holiday season compared to last year. On a monthly basis, management reviews all inventory, focusing on inventory on-hand and in the field that is over six months old. Although the Company has no legal obligation generally to accept returns of product from retailers or to provide markdowns to customers for their slow moving inventory, it does approve some returns or offer markdown credits to customers from time-to-time to ensure that retail inventory continues to be current.

Advances and other assets at September 30, 2004 were $23.6 million, compared to $14.5 million as at March 31, 2004, as the Company continues to grow the Hip Games™ business for future years.

Accounts payable and accrued liabilities as at September 30, 2004 was $68.0 million (89 days outstanding), compared to $57.1 million (73 days outstanding) as at March 31, 2004. The increase in the number days outstanding is partially attributable to Hip obtaining extended payment terms with several suppliers. At September 30, 2004, approximately 79% of supplier balances were aged less than 60 days from invoice date, compared to 66% as at March 31, 2004.

Capital Structure

The Company's capital structure consists of an unlimited number of Common Shares of which 63,868,066 were issued and outstanding as at September 30, 2004 (March 31, 2004 – 62,432,288) and an unlimited number of preference shares, issuable in series, of which nil were issued and outstanding as at September 30, 2004.

Risk Factors

All references to "Hip" or the "Company" below shall be deemed to include Hip and its subsidiary companies.

Investment in Video Game Software Titles

The Company enters into exclusive distribution, co-publishing or publishing arrangements with other publishers to secure distribution rights for sales of video games and PC games. To secure these rights, the Company typically agrees to advance cash to the publisher for the title to assist with the development of the software.

For exclusive distribution arrangements, advances are paid based on the publisher's completion of certain development milestones. These advances are generally recovered by the Company from the proceeds on the sale of products upon initial release of the software title. For exclusive distribution arrangements, the Company purchases the products on a consignment basis and, therefore, does not take on any risk of inventory obsolescence.

For certain publishing arrangements, the Company makes advances to publishers or software developers under specific agreements, which are amortized through cost of sales as the title is sold to retail customers based on the ratio of current sales to total expected sales. In addition, the Company takes on the responsibility for all aspects of the release of the title, including marketing, price protection and returns.

The recoverability of such advances is dependant on the financial strength of the business partner. The success of the title is not determinable until the time that consumer acceptance can be measured after the title has been released.

Dependence on Key Suppliers

The Company relies on a limited number of suppliers for its video game and software products. There can be no assurance that these suppliers, many of which have significantly greater financial and marketing resources than Hip, will not discontinue their distribution arrangement with Hip and independently market their products directly to retailers in Canada. The failure of the Company to maintain its existing relationships, or to establish new relationships in the future, could have a material adverse effect on the Company's business, results of operations and financial condition. As mentioned in the notes to the Company's financial statements, approximately 23% of the Company's year-to-date purchases relate to the products manufactured by one company.

Seasonality in Business

The Company's business, especially its Distribution and Hip Gear™ divisions, is characterized by seasonal sales patterns whereby the Company records a substantial component of its yearly revenues in its third quarter ended December 31. Consequently, at certain times of the year, the Company is required to build up and carry high levels of inventory and investment in working capital for its Video Games products and Hip Gear™ products in order to meet the needs of the retail customers of such products.

Fluctuations in Operating Results

Operating results could be adversely affected by general economic and other conditions beyond the control of Hip. Gross margins relating to Hip's Distribution business have been historically narrow, which increases the impact of variations in costs on operating results. Hip may not be able to adequately adjust its cost structure in a timely fashion in response to a sudden decrease in demand. A significant portion of Hip's expenses is composed of personnel, facilities and costs of invested capital. In the event of a significant decline in revenues, Hip may not be able to exit facilities, reduce personnel or make other significant changes to its cost structure without significant disruption to its operations or without significant termination and exit costs. Management may not be able to implement such actions, if at all, in a timely manner to offset an immediate shortfall in revenues and gross profit.

Technology

Rapid technological advances, evolving industry standards and frequent new product introductions and enhancements characterize the markets for Hip's products. The introduction of products embodying new technologies and the emergence of new industry standards could render Hip's existing inventory of products obsolete and unmarketable. There can be no assurance that Hip will respond effectively to market or technological changes or compete successfully in the future. Hip's future success will depend upon its ability to enhance its current inventory of products to introduce new products that keep pace with technological developments, to respond to evolving end-users' requirements and to achieve market penetration.

Risks Associated with Product Returns: Price Protection

Consistent with industry practice in certain circumstances, the Company allows retailers and end users to return products for credits toward the purchase of additional products. Competitors' promotional or other activities could cause returns to increase sharply at any time. Although the Company provides allowances for anticipated returns, exchanges and price protection obligations, and believes its existing policies have resulted in the establishment of allowances that are adequate, there can be no assurance that such product return, exchange and price protection obligations will not exceed such allowances in the future and, as a result, will not have a material adverse effect on future operating results. This is particularly true since the Company seeks to continually introduce new and enhanced products, including Hip Gear™ accessories and Hip Games™ products, and is likely to face increasing price competition.

Foreign Exchange Risk

Most of Hip's purchases of inventory are denominated in U.S. dollars whilst a majority of its revenue is generated in Canadian dollars. Operating results could be adversely affected by foreign exchange rate fluctuations beyond the control of Hip.

Future Capital Requirements

In order for Hip to implement its growth strategy, it may require additional equity and debt financing in order to make acquisitions and will be dependent upon its ability to raise capital in the future. There can be no assurance that current or additional financing will be available on terms acceptable to Hip, or at all. If adequate funds are not available or are not available on acceptable terms, Hip may not be able to take advantage of opportunities. If conventional sources of capital are unavailable, Hip may need to seek alternative financing in order to meet its growth strategy, which may not be available, and if available, may result in dilution to Hip's then existing shareholders and may be otherwise on terms unfavourable to Hip.

Potential Volatility of Stock Price

Factors such as quarterly fluctuations in results of operations and announcements of new products by video game platform manufacturers or the entry into the market of a significant competitor may cause the market price of the Common Shares to fluctuate substantially. Industry specific fluctuations in the stock market may adversely affect the market price of the Common Shares regardless of Hip's operating performance and there can be no assurance that the price of the Common Shares will remain at current levels.

Contingencies

During the normal course of business, there are various claims and proceedings that have been or may be instituted against the Company. The disposition of the matters that are pending or asserted, for which provision has not already been made, is not expected by management to have a material effect on the financial position of the Company or its results of operations. Loss sustained, if any, will be recorded in the statement of operations at such time as a loss is determinable.

Dependence on Key Personnel

The success of Hip is dependent on members of its senior management team. The experience of this team will be a contributing factor to Hip's success and growth. The loss of one or more of the members of the management team might have a material adverse effect on Hip's operations and business prospects.

Goodwill

As the Company completes more acquisitions, Goodwill and Intangible Assets may increase in relation to the other assets on the balance sheet. The Company performs an annual impairment test for goodwill as required under Canadian GAAP. Goodwill impairment testing involves making estimates concerning the fair value of reporting units and then comparing the carrying amount of each unit. Estimates of fair value can be impacted by sudden changes in the business environment and therefore requires significant management judgment in their determination.

Acquisition purchase price allocations require the use of estimates and judgment on the part of management. Significant judgments are required to determine whether events and circumstances warrant a revision to remaining periods of amortization. Changes to estimated useful lives and methods of amortization could result in increases to amortization expense.

Consolidated Balance Sheets

(In thousands of dollars)	(unaudited) September 30, 2004	(audited) March 31, 2004	(as restated) (unaudited) September 30, 2003
ASSETS			
Current assets			
Accounts receivable	$ 52,000	$ 47,604	$ 49,565
Inventory	47,316	42,608	32,993
Current portion of advances and other assets (note 3)	17,945	10,157	5,617
Current portion of future income taxes	819	940	722
Current portion of notes receivable (note 4)	128	318	360
	118,208	101,627	89,257
Advances (note 3)	5,608	4,310	4,850
Notes receivable (note 4)	100	835	615
Property and equipment	12,949	11,420	9,901
Future income taxes	–	–	294
Goodwill and intangible assets (note 2)	34,989	31,849	22,685
	$ 171,854	$ 150,041	$ 127,602
LIABILITIES			
Current liabilities			
Bank indebtedness	$ 34,788	$ 22,548	$ 4,411
Accounts payable and accrued liabilities	67,956	57,136	65,837
Income taxes payable	2,493	3,631	1,506
Current portion of capital lease obligations	379	530	601
	105,616	83,845	72,355
Capital lease obligations	750	918	59
Future income taxes	932	1,191	224
	107,298	85,954	72,638
SHAREHOLDERS' EQUITY			
Capital stock (note 6)	55,044	53,330	50,560
Other equity	–	–	260
Contributed surplus (note 5)	3,819	3,541	3,362
Retained earnings	5,693	7,216	782
	64,556	64,087	54,964
	$ 171,854	$ 150,041	$ 127,602

Consolidated Statements of Earnings

(In thousands of dollars) (unaudited)	Three months ended September 30 2004	2003	Six months ended September 30 2004	2003
		(as restated)		(as restated)
Sales	**$ 77,761**	$ 96,236	**$158,995**	$176,269
Cost of sales	**69,123**	86,549	**141,008**	158,172
Gross profit	**8,638**	9,687	**17,987**	18,097
Expenses				
Selling, general and administrative expenses	**8,185**	5,797	**16,272**	11,308
Other expenses (note 7)	**1,616**	495	**1,736**	495
Interest, net	**623**	270	**988**	484
Amortization of property & equipment	**645**	538	**1,263**	987
Earnings (loss) before income taxes	**(2,431)**	2,587	**(2,272)**	4,823
Income tax expenses (recovery)	**(856)**	866	**(749)**	1,640
Net earnings (loss) for the period	**$ (1,575)**	$ 1,721	**$ (1,523)**	$ 3,183
Earnings (Loss) Per Share				
Weighted average number of common shares outstanding (In thousands):				
Basic	**63,432**	58,023	**63,150**	54,814
Diluted	**63,432**	61,016	**63,150**	57,213
Earnings (loss) per share:				
Basic	**$ (0.02)**	$ 0.03	**$ (0.02)**	$ 0.06
Diluted	**$ (0.02)**	$ 0.03	**$ (0.02)**	$ 0.06

Consolidated Statements of Retained Earnings (Deficit)

(In thousands of dollars) (unaudited)	Three months ended September 30 2004	2003	Six months ended September 30 2004	2003
		(as restated)		(as restated)
Retained earnings (deficit), beginning of period	**$ 7,268**	$ (939)	**$ 7,216**	$ (2,401)
Net earnings (loss) for the period	**(1,575)**	1,721	**(1,523)**	3,183
Retained earnings, end of period	**$ 5,693**	$ 782	**$ 5,693**	$ 782

Consolidated Statements of Cash Flows

(In thousands of dollars) (unaudited)	Three months ended September 30 2004	2003	Six months ended September 30 2004	2003
		(as restated)		(as restated)
CASH PROVIDED BY (USED IN)				
Operating activities				
Net earnings (loss) for the period	**$ (1,575)**	$ 1,721	**$ (1,523)**	$ 3,183
Items not affecting cash:				
Amortization and other provisions	**2,710**	688	**3,708**	1,245
Other expenses	**–**	310	**–**	310
Future income taxes	**133**	12	**(138)**	43
Stock and other non-cash compensation	**346**	–	**387**	–
	1,614	2,731	**2,434**	4,781
Net changes in non-cash working capital balances:				
Accounts receivable	**(8,894)**	(15,134)	**(5,507)**	(8,207)
Inventory	**(3,922)**	(4,767)	**(4,650)**	(5,057)
Advances and other assets	**(209)**	(2,377)	**(5,402)**	(5,917)
Accounts payable and accrued liabilities	**782**	7,204	**3,643**	5,950
Income taxes payable	**(1,133)**	356	**(571)**	(878)
Operating activities of discontinued operations	**–**	(80)	**–**	(101)
	(13,376)	(14,798)	**(12,487)**	(14,210)
	(11,762)	(12,067)	**(10,053)**	(9,429)
Financing activities				
Capital lease obligations	**(154)**	(261)	**(319)**	(559)
Common shares for cash, net of share issue costs	**–**	4,372	**654**	5,281
Increase in bank indebtedness	**13,581**	4,111	**12,240**	4,411
	13,427	8,522	**12,575**	9,133
Investing activities				
Purchase of property and equipment	**(1,841)**	(1,776)	**(2,758)**	(3,004)
Acquisition of businesses, net of cash acquired	**(689)**	–	**(689)**	–
Repayments of notes receivable, net	**865**	–	**925**	–
	(1,665)	(1,776)	**(2,522)**	(3,004)
Decrease in cash, during the period	**–**	(5,321)	**–**	(3,300)
Cash, beginning of period	**–**	5,321	**–**	3,300
Cash, end of period	**$ –**	$ –	**$ –**	$ –

Notes to Consolidated Financial Statements

(In thousands of dollars unless otherwise stated) (unaudited)

NOTE 1: BASIS OF PRESENTATION

The notes presented in these interim consolidated financial statements include only significant events and transactions and are not fully inclusive of all matters normally disclosed in Hip Interactive Corp.'s (the "Company") annual audited financial statements. As a result, these interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements for the year ended March 31, 2004. These interim consolidated financial statements follow the same accounting policies and methods of this application as set out in the Company's consolidated financial statements for the year ended March 31, 2004. Business is typically weaker in the first two quarters of the Company's fiscal year. Consequently, due to the seasonality of the business, the results of operations for the three and six months ended September 30, 2004 are not necessarily indicative of annual results. On April 22, 2004, management discovered that certain accounting errors were made in the recording of accrued liabilities as at September 30, 2003 and December 31, 2003 and, consequently, the financial statements for the periods then ended were restated. Certain comparative figures have been reclassified to conform to the current presentation.

NOTE 2: BUSINESS ACQUISITIONS

a) On August 5, 2004, the Company acquired all of the outstanding shares of World Entertainment Broadcasting Corporation, doing business as ARUSH Entertainment ("ARUSH"), a publisher of video and PC games incorporated in the United States. The purchase price consisted of the issuance of 815,705 common shares of the Company on closing at a price of $1.30 and an additional 55,607 common shares issued and held in escrow for one year. Under the terms of the escrow agreement, the principal shareholder of ARUSH is entitled to purchase the escrowed shares at a price of $1.50 per share. In addition, the Company is also obligated to pay additional purchase price consideration based on an earn-out arrangement based on ARUSH's net income after certain adjustments per the agreement through the period ending March 31, 2007. The contingent consideration will be recorded as an addition to goodwill when the contingency has been resolved and the amount payable has been determined. The contingent consideration is payable at the option of the Company in either cash or additional shares with at least fifty percent of the consideration paid in shares. This acquisition was accounted for using the purchase method of accounting and, consequently, the results of operations are included in the Company's consolidated statements of earnings from the date of acquisition.

The total purchase price of $2,110 is summarized as follows:

Common shares issued (815,705)	$ 1,060
Common shares in escrow (55,607)	33
Transaction and other costs	1,017
	$ 2,110

The preliminary purchase price allocation is as follows:

Cash acquired	$	328
Accounts receivable		34
Inventory		58
Advances and other assets		4,984
Property and equipment		34
Accounts payable and accrued liabilities (i)		(7,035)
Goodwill and other identifiable intangible assets (ii)		3,707
	$	2,110

(i) Includes deferred revenue of $5.0 million on acquisition related to the Company, which has been eliminated against Hip's preexisting publishing advances on consolidation following the acquisition.

(ii) The purchase price allocation will be finalized pending the completion of an independent valuation. This may result in adjustments to the values assigned to other identifiable intangible assets, as well as advances and other assets with a corresponding adjustment to goodwill.

Goodwill arising on this transaction is not tax deductible. A valuation allowance has been recognized against tax losses of the acquired business. Any reversal of this valuation in future periods will reduce goodwill and identifiable intangible assets.

b) On February 6, 2004, the Company acquired L.S.P. S.A. ("LSP"), a publisher of video and PC games incorporated in France. This acquisition was accounted for using the purchase method of accounting and, consequently, the results of operations are included in the Company's consolidated statements of earnings from the date of acquisition. A preliminary purchase price of $1,956 was allocated to the assets and liabilities assumed based on their estimated fair values on the date of acquisition.

The purchase price allocation will be finalized pending the completion of an independent valuation. This may result in adjustments to the values assigned to other intangible assets as well as advances and other assets with a corresponding adjustment to goodwill. As at September 30, 2004, this valuation had not been finalized and management believes this valuation will be completed and reflected in the financial statements for the period ending December 31, 2004. During the three and six months ended September 30, 2004, the Company recorded a $168 and $567 reduction to goodwill as the Company recorded a reversal of the valuation allowance, which had been recognized against tax losses.

NOTE 3: ADVANCES AND OTHER ASSETS

The Company's Hip Games™ division enters into exclusive distribution, co-publishing or publishing arrangements with other publishers to secure distribution rights for sales of video game and PC game software either in Canada or throughout North America and Europe. To secure these rights, the Company typically agrees to advance cash to the publisher of the title to assist with the financing of the development of the software. For certain publishing agreements, the Company makes advances to publishers or software developers, which is amortized through cost of sales as the title is sold to retail customers based on the ratio of current sales to total expected sales.

Advances and other assets are composed of the following:

	September 30, 2004	March 31, 2004
Exclusive distribution advances	$ 4,872	$ 5,584
Publishing advances	16,069	6,360
	20,941	11,944
Less: Non-current portion	5,608	4,310
	15,333	7,634
Prepaids and other assets	2,612	2,523
Current portion of advances and other assets	$ 17,945	$ 10,157

The Company has commitments to advance an additional $7,278 (March 31, 2004 – $9,822) under exclusive distribution and publishing agreements for titles to be released in fiscal 2005 through 2007.

NOTE 4: NOTES RECEIVABLE

On July 9, 2004, Jumbo Entertainment Inc. paid, in full, the remaining balance of the Company's note receivable of $910 plus accrued interest. The remaining notes receivable relates to advances to Putting Edge, a company owned 50% by a director of Hip.

NOTE 5: SHARE-BASED COMPENSATION

The Company recorded a $204 and $245 compensation expense with a corresponding increase to contributed surplus for the three and six months ended September 30, 2004, respectively, based on the weighted average fair value of options granted to employees at the time of grant for all stock options granted since April 1, 2003. The Company uses the Black-Scholes option pricing model to determine the fair value with the following significant assumptions: average risk free-rate of 3.8% (Fiscal 2004 – 3.6%), expected life of two to five years, volatility of 101% (Fiscal 2004 – 52%) and a dividend yield of 0%. During the third quarter of fiscal 2004, the Company adopted on a prospective basis, The Canadian Institute of Chartered Accountants Section 3870, *Stock-based Compensation and Other Stock-based Payments* ("S.3870"). The Company recorded a $110 compensation charge during the third quarter of fiscal 2004 for all stock options granted since April 1, 2004.

As required under S.3870, the following table provides information on options granted subsequent to April 1, 2002 and prior to April 1, 2003 and the impact on earnings (loss) per share as if the fair value based method of accounting for the share-based compensation had been applied:

(In thousands of dollars except per share amounts) (unaudited)	Three months ended September 30		Six months ended September 30	
	2004	2003	**2004**	2003
Net earnings (loss) for the period as reported	**$ (1,575)**	$ 1,721	**$ (1,523)**	$ 3,183
Pro forma current period compensation cost, net of tax	**21**	27	**62**	196
Pro forma net earnings (loss) for the period	**$ (1,596)**	$ $1,694	**$ (1,585)**	$ 2,987
Basic earnings (loss) per share as reported	**$ (0.02)**	$ 0.03	**$ (0.02)**	$ 0.06
Pro forma basic earnings (loss) per share	**$ (0.03)**	$ 0.03	**$ (0.03)**	$ 0.05
Diluted earnings (loss) per share as reported	**$ (0.02)**	$ 0.03	**$ (0.02)**	$ 0.06
Pro forma diluted earnings (loss) per share	**$ (0.03)**	$ 0.03	**$ (0.03)**	$ 0.05

The significant assumptions made in the calculation of the three and six months ended September 30, 2004 and 2003 weighted average fair value of the options are as follows: risk-free rate of 3.6%, expected life of two years, volatility of 74% and a dividend yield of 0%.

NOTE 6: CAPITAL STOCK

(In thousands of dollars except per share amounts) (unaudited)	Number of Common Shares	Net Book Value
Balance as at March 31, 2004	62,432,288	$ 53,330
Options exercised	564,466	654
Common shares issued in connection with an acquisition (note 2)*	871,312	1,060
Balance as at September 30, 2004	63,868,066	$ 55,044

* *55,607 of these common shares were issued in escrow and recorded as contributed surplus.*

NOTE 7: OTHER EXPENSES

The Company has recorded the following provisions after a review of the carrying value of certain of its assets, and other expenses, as follows:

	Three months ended September 30		Six months ended September 30	
	2004	2003	**2004**	2003
Provisions				
Movie distribution customer	**$ 638**	$ –	**$ 758**	$ –
Publishing partner	**595**	–	**595**	–
Supplier recoverable	**383**	–	**383**	–
	1,616	–	**1,736**	–
Other expenses	–	495	–	495
	$ 1,616	$ 495	**$ 1,736**	$ 495

a) Provision of $0.7 million for doubtful accounts receivable relating to a movies distribution customer.

b) Provision of $0.6 million against advances to one of the Company's publishing partners, which is now in financial difficulty.

c) Provision of $0.4 million for an amount recoverable from a supplier to be repaid over the next 12 to 18 months, contingent on the company purchasing inventory from that supplier.

NOTE 8: COMMITMENTS AND CONTINGENCIES

a) During the quarter, the Company advanced $80 to Putting Edge, a company owned 50% by a director of Hip. The Company has a commitment to advance an additional $280 to Putting Edge.

b) The Company has committed to advance an additional $7,278 under exclusive distribution and publishing agreements during fiscal 2005 through 2007 as follows:

	2005	2006	2007	Total
Exclusive Distribution	$ 2,346	$ –	$ –	$ 2,346
Publishing	3,670	631	631	4,932
	$ 6,016	$ 631	$ 631	$ 7,278

c) As part of the Company's publishing activities the Company has made certain commitments to licensors for minimum guaranteed royalties. The Company has minimum royalty payments for *Playboy: The Mansion* of $0.3 million for the period ending May 31, 2004 and $0.1 million for each of the next five years thereafter.

d) The Company is contingently liable for additional consideration in connection with acquisitions.

e) During the normal course of business, there are various claims and proceedings that have been or may be instituted against the Company. The disposition of the matters that are pending or asserted, for which provision has not already been made, is not expected by management to have a material adverse effect on the financial position of the Company or its results of operations. Loss sustained, if any, will be recorded in the statements of earnings in the year such loss is determinable.

NOTE 9: RELATED PARTY TRANSACTIONS

During the first quarter, the Company purchased all of the assets of an employee's former business for $200, relating to arcade gaming equipment. The Company paid $50 on acquisition and has commitments to pay the remaining balance of $150 during the third and fourth quarter of fiscal 2005.

NOTE 10: REFINANCING

On August 12, 2004, the Company renewed its credit facility from a Canadian Schedule A bank. The new arrangement is a $55.0 million credit facility, reducing to $40.0 million on December 16, 2004 and $25.0 million on March 1, 2005. The facility, which will be used for working capital purposes, bears interest ranging between 0.25% to 1.25% above the Bank's prime lending rate, depending on the current outstanding balance and certain predetermined ratios, and is payable on demand.

NOTE 11: SUBSEQUENT EVENT

On November 10, 2004, the Company completed a private placement of 14,814,815 common shares raising gross proceeds of $16.0 million (costs are expected to be approximately $0.6 million). All common shares of the offering were subscribed by Crescendo Partners II L.P. Series W, which firm is an investment management firm based in New York. The net proceeds from the financing will be used to fund investments in the Company's two strategic businesses, Hip Games™ and Hip Gear™.

NOTE 12: SEGMENTED INFORMATION

During the quarter ended September 30, 2004, the Company re-evaluated its segments and determined that its Video Games, PC Games and Movies business units met the criteria for aggregation and are now reported as the Distribution segment. The Company

	Three months ended September 30, 2004			
	Distribution	Hip Games™	Hip Gear™	Hip Coin™
Sales	$ 62,744	$ 9,010	$ 4,026	$ 1,981
Gross profit	3,689	3,356	895	698
Selling, general & administrative expenses	–	–	–	–
Other expenses	–	–	–	–
Interest, net	–	–	–	–
Amortization of property & equipment	–	–	–	–
Earnings (loss) before income taxes	3,689	3,356	895	698
Income taxes	–	–	–	–
Net earnings (loss) for the period	$ 3,689	$ 3,356	$ 895	$ 698

	Six months ended September 30, 2004			
	Distribution	Hip Games™	Hip Gear™	Hip Coin™
Sales	$131,792	$ 15,366	$ 7,543	$ 4,294
Gross profit	8,256	6,747	1,595	1,389
Selling, general & administrative expenses	–	–	–	–
Other expenses	–	–	–	–
Interest, net	–	–	–	–
Amortization of property & equipment	–	–	–	–
Earnings (loss) before income taxes	8,256	6,747	1,595	1,389
Income taxes	–	–	–	–
Net earnings (loss) for the period	$ 8,256	$ 6,747	$ 1,595	$ 1,389

	As at September 30, 2004			
	Distribution	Hip Games™	Hip Gear™	Hip Coin™
Assets	$ 68,385	$ 38,813	$ 9,795	$ 10,018
Capital expenditures	591	170	–	1,375
Goodwill and intangible assets**	19,540	12,069	–	3,380

*The Company has reclassified $749 from selling, general and administrative expenses to sales, relating to the costs of purchasing the existing inventory of a new retailer, to obtain their business.

**$3,707 of this goodwill and intangible assets relates to operations in the United States, and $8,362 relates to operations in France. (See note 2.)

Economic Dependence

Approximately 15% and 23% (2003 – 37% and 36%) of the Company's purchases for the three- and six-month periods ended September 30, 2004, respectively, relate to products manufactured and published by one company.

now operates in four business segments: Distribution, Hip Games™, Hip Gear™ and Hip Coin™. This classification is more in line with the way the Company manages its operations and views its results from operations. The Company only reviews its segments at the gross profit level. Operating results for these business segments are as follows:

		Three months ended September 30, 2003					
Corporate	**Total**	Distribution	Hip Games™	Hip Gear™	Hip Coin™	Corporate	Total
$ –	**$ 77,761**	$ 84,260	$ 6,806	$ 3,135	$ 2,035	$ –	$ 96,236
–	**8,638**	6,264	1,907	787	729	–	9,687
8,185	**8,185**	–	–	–	–	5,797	5,797
1,616	**1,616**	–	–	–	–	495	495
623	**623**	–	–	–	–	270	270
645	**645**	–	–	–	–	538	538
(11,069)	**(2,431)**	6,264	1,907	787	729	(7,100)	2,587
(856)	**(856)**	–	–	–	–	866	866
$ (10,213)	**$ (1,575)**	$ 6,264	$ 1,907	$ 787	$ 729	$ (7,966)	$ 1,721

		Six months ended September 30, 2003					
Corporate	**Total**	Distribution	Hip Games™	Hip Gear™*	Hip Coin™	Corporate	Total
$ –	**$158,995**	$153,862	$ 12,858	$ 5,932	$ 3,617	$ –	$ 176,269
–	**17,987**	12,436	3,717	647	1,297	–	18,097
16,272	**16,272**	–	–	–	–	11,308	11,308
1,736	**1,736**	–	–	–	–	495	495
988	**988**	–	–	–	–	484	484
1,263	**1,263**	–	–	–	–	987	987
(20,259)	**(2,272)**	12,436	3,717	647	1,297	(13,274)	4,823
(749)	**(749)**	–	–	–	–	1,640	1,640
$ (19,510)	**$ (1,523)**	$ 12,436	$ 3,717	$ 647	$ 1,297	$(14,914)	$ 3,183

		As at September 30, 2003					
Corporate	**Total**	Distribution	Hip Games™	Hip Gear™	Hip Coin™	Corporate	Total
$ 44,843	**$171,854**	$ 72,337	$ 13,967	$ 5,165	$ 6,965	$ 29,168	$ 127,602
622	**2,758**	1,105	–	–	923	976	3,004
–	**34,989**	19,305	–	–	3,380	–	22,685

Corporate Information

HEAD OFFICE

240 Superior Boulevard
Mississauga, Ontario L5T 2L2

Telephone 905-362-3760
Facsimile 905-362-1995

DIRECTORS AND OFFICERS

Joseph H. Wright,
Chairman, Director

Peter Cooper,
Director

Richard B. Grogan,
Director

Mark Rider,
Director

Arindra Singh,
Director, President & Chief Executive Officer

Peter Lee,
Chief Financial Officer

Michael Vaswani,
Chief Information Officer

Thomas A. Fenton,
Vice-President & General Counsel

LEGAL COUNSEL

Aird & Berlis LLP

AUDITORS

PricewaterhouseCoopers LLP

TRANSFER AGENT

Equity Transfer Services Inc.

STOCK EXCHANGE LISTING

The Toronto Stock Exchange (TSX)

STOCK SYMBOL

HP

INVESTOR RELATIONS

Contact:
investorrelations@hipinteractive.com

WEBSITE

www.hipinteractive.com




hip

240 Superior Boulevard
Mississauga, Ontario L5T 2L2
Telephone 905-362-3760
Facsimile 905-362-1995
www.hipinteractive.com